                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 1998

                               ANSALDO SIGNAL N.V.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F  __X__                             Form 40-F


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                  No  __X__

This document contains 63 pages. The exhibit index is located on page 2.

                                  EXHIBIT INDEX


         Description                                                                           Page
         -----------                                                                           ----
1.       Notice of Annual General Meeting of Shareholders of Ansaldo Signal                     4
         N.V. ("the Company"), dated March 13, 1998, Proxy Statement, dated
         March 13, 1998, Notification Form and Form of Proxy, as mailed to the
         Shareholders of the Company. All actions proposed in the Proxy
         Statement were approved by the Shareholders of the Company.

2.       The Company's 1997 Annual Report to Shareholders.                                     14

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ANSALDO SIGNAL N.V.

Date:  April 21, 1998                      By /s/ JAMES N. SANDERS
                                              -----------------------
                                              Name: James N. Sanders
                                              Title: Chief Executive Officer

                               Ansaldo Signal N.V.
                               Strawinskylaan 3051
                                1077 ZX Amsterdam
                                 The Netherlands
                   (Registered with the Chamber of Commerce at
                Amsterdam, The Netherlands under No. 34.098.150)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Annual Meeting") of Ansaldo Signal N.V. (the "Company") will be held on Tuesday, April 14, 1998, at 12:00 noon at the World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol [Amsterdam], The Netherlands.

     The agenda for this Annual Meeting, including proposals made by the Supervisory Board and the Management Board, is as follows:

          1.   Opening by the Chairman.

          2. Management Report on the course of business of the Company in connection with the Dutch Statutory Annual Accounts of 1997.

          3. Supervisory Board Report with respect to the Dutch Statutory Annual Accounts of 1997.

          4. Approval to prepare the Dutch Statutory Annual Accounts in the English language and adoption of the Dutch Statutory Annual Accounts of 1997.

          5.   Appointment of registered accountants for 1998.

          6. Extension of the authority of the Management Board to issue Company shares until April 14, 2003.

          7. Extension of the authority of the Management Board to limit or eliminate preemptive rights until April 14, 2003

          8. Extension of the authority of the Management Board to repurchase Company stock until October 14, 1999.

          9. Appointment of Mr. Rodolfo De Dominicis to the Supervisory Board of the Company.

          10.  Questions.

          11.  Adjournment.

     Pursuant to the Articles of Association of the Company and Netherlands law, copies of the Dutch Statutory Annual Accounts for the financial year 1997, the reports of the Supervisory Board and the Management Board are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at Strawinskylaan 3051, 1077 ZX Amsterdam, The Netherlands; and at ABN AMRO Trust Company Netherlands B.V. at Hoekenrode 6-8, P.O. Box 1469, 1000 BL Amsterdam, The Netherlands; and at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A., from the date hereof until the close of the Annual Meeting.

     Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, must notify the Company of their intention to do so no later than April 3, 1998, using the enclosed notification form or proxy card, as applicable. Notification should be received by 5 p.m. (New York time) on April 3, 1998, at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A. Registered shareholders may only exercise their shareholder rights for the shares registered in their name both on April 3, 1998, and on the day of the meeting. The holders of Type II shares (evidenced by share certificates) as referred to in Article 5.2 of the Articles of Association, shall state the serial numbers of their share certificates when notifying the Company.

     The Company will send an admission ticket to registered shareholders that have properly notified the Company of their intention to attend the Annual General Meeting of Shareholders.

                                                      March 13, 1998
                                                      The Management Board


SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING NOTIFICATION FORM OR PROXY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

                               Ansaldo Signal N.V.
                               Strawinskylaan 3051
                                1077 ZX Amsterdam
                                 The Netherlands
                   (Registered with the Chamber of Commerce at
                Amsterdam, The Netherlands under No. 34.098.150)


                                 PROXY STATEMENT
                     Annual General Meeting of Shareholders
                          to be held on April 14, 1998


     This Proxy Statement is being provided to shareholders of Ansaldo Signal N.V., a Netherlands corporation (the "Company"), in connection with the solicitation of proxies in the form enclosed herewith for use at an Annual General Meeting of Shareholders of the Company (the "Annual Meeting") to be held on April 14, 1998, at the times and for the purposes set forth in the Notice of Annual General Meeting of Shareholders or at any adjournment thereof. A copy of the Notice of Annual General Meeting of Shareholders (which contains the Agenda for the Annual Meeting) accompanies this Proxy Statement.

     Pursuant to the Articles of Association of the Company and Netherlands law, copies of the Dutch Statutory Annual Accounts for the financial year 1997, and the reports of the Supervisory Board and the Management Board are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at Strawinskylaan 3051, 1077 ZX Amsterdam, The Netherlands; and at the ABN AMRO Trust Company Netherlands B.V. at Hoekenrode 6-8, P.O. Box 1469, 1000 BL Amsterdam, The Netherlands; and at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A., from the date hereof until the close of the Annual Meeting.

     Because the Company is a "foreign private issuer", the solicitation of proxies for use at the Annual Meeting is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

     The solicitation is made on behalf of the Company and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to the beneficial owners. The Company will cause this Information Statement, the notification form and the form of proxy to be mailed to shareholders on or about March 13, 1998.


                                VOTING PROCEDURE

     In order to attend, address and vote at the Annual General Meeting, registered holders of Common Shares must advise the Company in writing, in accordance with the procedures stated in the Notice of Annual General Meeting of Shareholders, of their intention to attend the Annual

Meeting. Pursuant to the Articles of Association of the Company, registered shareholders may only exercise their shareholder rights for those Common Shares registered in their name both on April 3, 1998 (the date by which shareholders must notify the Company of their intention to attend the Annual Meeting) and on the day of the Annual Meeting.

     It is noted that all items set forth in the Agenda were proposed by the Management Board and approved by the Supervisory Board.

     At the close of business on March 13, 1998, there were 20,448,750 Common Shares of the Company issued and outstanding. On that date, Finmeccanica S.p.A., an Italian corporation ("Finmeccanica"), owned (indirectly through a subsidiary) 14,711,250 Common Shares or approximately 71.9% of the total issued and outstanding Common Shares of the Company and Compagnie des Signaux S.A., a French corporation ("CS"), owned 2,000,000 Common Shares or approximately 9.8% of the total issued and outstanding Common Shares of the Company.

     A registered holder of Common Shares may cast one vote per share at the Annual General Meeting. In accordance with Articles 31.1 and 39 of the Articles of Association of the Company, no quorum requirement applies at the Annual General Meeting, except in the case of approval of the extension of the Management Board's authority to limit or eliminate preemptive rights until April 9, 2003, pursuant to item 7 of the Agenda (which requires a 2/3 majority of the votes cast at the Annual Meeting) at the Annual General Meeting, in person or by proxy, if less than 50% of the share capital of the Company is present. Except as specifically described in the preceding sentence, proposals made by the Supervisory Board or the Management Board shall be validly adopted upon the approval of an absolute majority of the votes cast at the Annual General Meeting.

     Common Shares cannot be voted at the Annual General Meeting unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in the Netherlands and, as required by the laws thereof and the Company's Articles of Association, the Annual Meeting must be held in the Netherlands. Registered shareholders can indicate on the enclosed notification form whether they intend to attend the Annual Meeting in person. Such shareholders will be sent an admission ticket. For those registered shareholders who are unable to attend the Annual Meeting in person, the enclosed proxy card naming Mr. James N. Sanders and Mr. Joseph A. Kirby as proxyholders is a means by which such registered shareholders may authorize the voting of Common Shares at the Annual General Meeting. If the proxy in the enclosed form is duly executed and returned, all Common Shares represented thereby in accordance with the procedure specified in the Notice of Annual General Meeting will be voted, and, where specification is made by the holder of Common Shares on the form of proxy, will be voted by the proxyholders in accordance with such specification. If no specification is made in the proxy, the proxy will be voted by the proxyholders FOR items 4, 5, 6, 7, 8 and 9.

     In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein, provided that (i) such shareholder has notified the Company on or prior to April 3, 1998, of his/her intention to attend the Annual Meeting and to exercise his/her shareholder rights, (ii) such proxy states the number of registered Common Shares held by such shareholder, (iii) the Common Shares for which the proxy is given are registered in the name of the shareholder both on April 3, 1998, and on the date of the Annual Meeting, and (iv) such proxy enables the person named therein to vote the Common Shares represented thereby in the affirmative, the negative or to abstain from voting, as applicable. The proxyholder shall present the duly executed proxy to obtain admission to the Annual Meeting and exercise the shareholder rights represented by such proxy.

     Any person who has executed and delivered a proxy to the Company and who subsequently wishes to revoke such proxy may do so by delivering a subsequently dated proxy or by giving written notice of revocation, which in each case must be received by 5 p.m. (New York time) on April 3, 1998, at the office of Letitia Radford, Vice President, SunTrust Bank, Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A.


                                   ITEM FOUR:
                   ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS
                   AND APPROVAL TO PREPARE THE DUTCH STATUTORY
                     ANNUAL ACCOUNTS IN THE ENGLISH LANGUAGE


     The Company's audited annual accounts for the year 1997, as expressed in United States dollars and prepared in accordance with Dutch statutory accounting principles (the "Dutch Statutory Annual Accounts"), are submitted to the shareholders in the English language. Pursuant to Section 2:362, Paragraph 7, of the Dutch Civil Code, the items in the Annual Accounts of a Dutch Company shall be prepared in the Dutch language, unless the shareholders at the Annual Meeting resolve to use another language. Due to the international structure of the Company and in order to facilitate intra-company communications and external communications about the Company, the English language has been adopted by the Company as its standard for the preparation of financial statements and other publications. Therefore, it is proposed that the language of the Dutch Statutory Annual Accounts and the items thereon for the financial year 1997 and subsequent years be the English language.

     It is noted that in accordance with Article 408 of the Dutch Civil Code, the Dutch Statutory Annual Accounts are the annual accounts of the Company and its participation and do not represent the consolidated accounts of the Company and all of its subsidiaries.

     Copies of the Company's Dutch Statutory Annual Accounts and the reports of the Supervisory Board and the Management Board are available for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at Strawinskylaan 3051, 1077 ZX Amsterdam, The Netherlands; and at the ABN AMRO Trust Company Netherlands B.V. at Hoekenrode 6-8, P.O. Box 1469, 1000 BL Amsterdam, The Netherlands; and at the office of Letitia Radford, Vice President, SunTrust

Bank, Corporate Trust Department, P.O. Box 4625, Mail Code 008, Atlanta, Georgia 30302, U.S.A., from the date hereof until the close of the Annual Meeting.

     During the 1997 financial year, there were no profits, and no dividend will be paid.

     Pursuant to Article 34 of the Articles of Association of the Company, the adoption by the shareholders at the Annual Meeting of the Dutch Statutory Annual Accounts has the effect of discharging, for purposes of Dutch law, the Management Board and the Supervisory Board in connection with their management and supervisory duties, respectively, for the financial year to which such accounts relate. The discharge only applies to matters actually stated in the Dutch Statutory Annual Accounts.

     A majority of the votes cast is required for the adoption of the Company's Dutch Statutory Annual Accounts and to approve the use of the English language with respect to the presentation of the Dutch Statutory Annual Accounts of the Company for 1997 and subsequent years.

              THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM FOUR.


                                   ITEM FIVE:
                     REAPPOINTMENT OF REGISTERED ACCOUNTANTS

     Price Waterhouse, Nederland BV, who have served as auditors of the Company since its formation in 1996, have been selected by the Supervisory Board and the Management Board as independent public accountants to audit the Dutch Statutory Annual Accounts of the Company for the fiscal year ending December 31, 1998.

     A majority of the votes cast is required for the approval of the appointment of Price Waterhouse, Nederland BV as accountants to audit the Dutch Statutory Annual Accounts of the Company for the fiscal year ending December 31, 1998.

              THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM FIVE.


                                    ITEM SIX:
                 EXTENSION OF AUTHORITY FOR THE MANAGEMENT BOARD
                  TO ISSUE COMPANY SHARES UNTIL APRIL 14, 2003

     Under Dutch law and the Articles of Association of the Company, the Management Board has the power, subject in each case to the approval of the Supervisory Board, to issue shares of the Company's share capital if and insofar as the Management Board has been designated by the General Meeting of Shareholders as the authorized body for this purpose. A designation of the Management Board to issue shares may be effective for a specified period up to five years and may be renewed on a rolling annual basis. By Shareholder resolution adopted on November 13, 1996. The Management Board was authorized to issue shares and/or to grant rights to subscribe shares. By Shareholder resolution adopted on April 09, 1997, this authority was extended for five years. Such five-year period expires on November 12, 2002.

     It is proposed to extend the designation of the Management Board to issue all unissued shares of the company's authorized capital shares and/or grant rights to subscribe shares for a five year period from the date of this Annual Meeting until April 14, 2003.

     A majority of the votes cast at the Annual Meeting is required to extend the said designation of the Management Board to issue shares and/or grant rights to subscribe shares for a five year period from the date of this Annual Meeting until April 14, 2003.

     THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM SIX.


                                   ITEM SEVEN:
                 EXTENSION OF AUTHORITY OF THE MANAGEMENT BOARD
          TO LIMIT OR ELIMINATE PREEMPTIVE RIGHTS UNTIL APRIL 14, 2003

     Holders of Common Shares have a pro rata preemptive right of subscription to any Common Share issuance for cash except if it concerns shares to employees unless such right is limited or eliminated. Holders of Common Shares have no pro rata preemptive subscription right with respect to any Common Shares issued for consideration other than cash. If designated for this purpose by the General Meeting of Shareholders, the Management Board has the power, on approval by the Supervisory Board, to limit or eliminate such rights. A designation may be effective for up to five years and may be renewed on a rolling annual basis. By Shareholder resolution adopted on November 13, 1996, the Management Board was authorized for a five-year period to limit or eliminate from time to time the preemptive rights of holders of Common Shares in the event of a share issue. Such five-year period expires on November 12, 2001.

     It is proposed to extend the authorization granted by the aforementioned resolution by authorizing the Management Board to limit or eliminate the preemptive rights of holders of Common Shares in the event of a share issue or granting of rights to subscribe for shares for a new five year period from the date of this Annual Meeting until April 14, 2003.

     A majority of the votes cast at the Annual Meeting is required (provided at least 50% of the share capital of the Company is present in person or represented by proxy at the meeting) in order to extend the said authorization to limit or eliminate the preemptive rights of holders of Common Shares in the event of a share issue for a five year period from the date of this Annual Meeting until April 14, 2003 if not 50% is present or represented a 2/3 majority is required.

     THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM SEVEN.

                                   ITEM EIGHT:
                 EXTENSION OF AUTHORITY FOR THE MANAGEMENT BOARD
               TO REPURCHASE COMPANY STOCK UNTIL OCTOBER 14, 1998

     Under Dutch law and the Articles of Association of the Company, the Company and its subsidiaries may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of the Company's issued share capital. Any such purchases are subject to approval of the Supervisory Board and the authorization by the Shareholders at the Annual Meeting, which authorization may not continue for more than eighteen months. By Shareholder resolution adopted on November 13, 1996, the Management Board was authorized for eighteen months to repurchase up to 10% of the outstanding share capital of the Company. Such eighteen-month period expires on May 12, 1998, but may be extended for an additional eighteen-month period if authorized by the Shareholders at the Annual Meeting.

     It is proposed to extend the authorization granted by the aforementioned resolution by authorizing the Management Board to repurchase up to 10% of the outstanding share capital of the Company for an additional eighteen-month period from the date of this meeting until October 14, 1999, against a repurchase price between, at the one hand, the nominal amount of the shares concerned and, at the other hand, an amount of 110% of the highest price officially quoted on the Nasdaq National Market on any of five banking days preceding the date of the repurchase.

     A majority of the votes cast at the Annual Meeting is required to extend the said authorization to repurchase up to 10% of the outstanding share capital of the Company for an additional eighteen month period from the date of this meeting until October 14, 1999

     THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM EIGHT.

                                   ITEM NINE:
   APPOINTMENT OF RODOLFO DE DOMINICIS TO THE SUPERVISORY BOARD OF THE COMPANY

     Article 20, paragraph 1 of the Articles of Incorporation of the Company stipulates that the Supervisory Board shall be comprised of not less than three and not more than eleven members. Whereas at present there are eight members of the Supervisory Board of the Company, and whereas Mr. Walter Alessandrini has resigned from the Supervisory Board, the Management Board proposes the addition of Mr. Rodolfo De Dominicis as a member of the Supervisory Board. Mr. Dominicis currently serves as managing director and chief executive officer of Ansaldo Trasporti, S.p.A., which is the majority owner of the Company.

              THE MANAGEMENT BOARD RECOMMENDS A VOTE FOR ITEM NINE.

     Please sign, date and return the accompanying notification form or proxy, as applicable, in the enclosed envelope at your earliest convenience.


                                             The Management Board
                                             James N. Sanders
                                             Managing Director and
                                             Chief Executive Officer


March 13, 1998

NOTIFICATION FORM

                                            TO:
                                            Letitia Radford
                                            Vice President
                                            SunTrust Bank
                                            Corporate Trust Department
                                            P.O. Box 4625, Mail Code 008
                                            Atlanta, Georgia 30302
                                            U.S.A.


                               ANSALDO SIGNAL N.V.
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 APRIL 14, 1998

     The undersigned, holder of ___________________ registered shares Type I and/or _______________ registered shares Type II (with share certificate numbers _____________) of Ansaldo Signal N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend the Annual General Meeting and to exercise his/her/its shareholder rights at the Annual General Meeting of the Company to be held at the World Trade Center, Schiphol Boulevard 267, 1118 BH Schiphol [Amsterdam], The Netherlands, on April 14, 1998, at 12:00 noon., or any adjournment or adjournments thereof, and requests the Company to send him/her/it a ticket of admission.

     The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name both on February 20, 1998, and on the day of the Annual General Meeting of Shareholders.

     In witness whereof the undersigned has duly executed this notification/caused this notification to be duly executed by its authorized officers at ______________________ this ________ day of _____________, 1998.



                                -------------------------------------
                                (Signature of registered Shareholder)


                                -------------------------------------
                                (Signature of registered Shareholder)


                                ---------------------------------------------
                                (Print full name of registered Shareholder(s))


     IF SHARES ARE HELD JOINTLY, EACH REGISTERED HOLDER MUST SIGN. NOTIFICATION MUST BE RECEIVED NO LATER THAN 5 P.M. (NEW YORK TIME) ON APRIL 3, 1998 AT THE ABOVE ADDRESS.

                               Ansaldo Signal N.V.
                                      PROXY

THIS PROXY IS SOLICITED FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 14, 1998.

The undersigned hereby appoints James N. Sanders and Joseph A. Kirby, or either one of them with individual power of substitution, proxies to vote all shares of Common Stock of Ansaldo Signal N.V. which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders to be held on April 14, 1998 and at all adjournments thereof, as follows:

4.   ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FISCAL YEAR 1997

        ___  FOR             ___  AGAINST            ___  ABSTAIN



5. APPOINTMENT OF PRICE WATERHOUSE AS REGISTERED ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 1998.

        ___  FOR             ___  AGAINST            ___  ABSTAIN

6. EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD TO ISSUE COMPANY SHARES UNTIL APRIL 14, 2003.

        ___  FOR             ___  AGAINST            ___  ABSTAIN

7. EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD TO LIMIT OR ELIMINATE PREEMPTIVE RIGHTS UNTIL APRIL 14, 2003.

        ___  FOR             ___  AGAINST            ___  ABSTAIN

8. EXTENSION OF THE AUTHORITY OF THE MANAGEMENT BOARD TO REPURCHASE COMPANY STOCK UNTIL OCTOBER 14, 1999.


        ___  FOR             ___  AGAINST            ___  ABSTAIN

9. APPOINTMENT OF MR. RODOLFO DE DOMINICIS TO THE SUPERVISORY BOARD OF THE COMPANY.

        ___  FOR             ___  AGAINST            ___  ABSTAIN

10. IN ACCORDANCE WITH THEIR BEST JUDGMENT UPON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING.


                                    --------------------------------------
                                             Signature of Shareholder


                                    --------------------------------------
                                             Signature of Shareholder

                                    IMPORTANT: Please sign this Proxy
                                    exactly as your name or names appear
                                    hereon. If shares are held by more than
                                    one owner, each must sign. Executors,
                                    administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.

                                    DATE:                          , 1998
                                         -------------------------
                                                 BE SURE TO DATE THIS PROXY

[Cover]

Ansaldo Signal 1997 Annual Report
Global Resources.  Local Response.


[Photo deleted: top left: man at control console]
[Photo deleted: middle right: planet earth]
[Photo deleted: bottom left: TGV high speed train, France]

Ansaldo Signal

Ansaldo Signal is a Netherlands holding company with subsidiaries engaged exclusively in the railway signaling, control, and automation business. With operating companies in Australia, France, Italy, Sweden, and the United States, and representative offices throughout the world, the Ansaldo Signal group offers integrated signaling, control, and automation systems; on-board and wayside control systems and products; and service and maintenance to passenger and freight railway networks and rail-based mass transit operators in Europe, the Americas, Australia, Asia, and Africa.

[Photo deleted: background: diffused metro station]

[Photo deleted: top left: Italian State Railways, electric locomotive and front of train from a side view]

Profile

Since December 1996, we at the newly created company of Ansaldo Signal have quickly established ourselves as technological leaders in our markets. We have been able to do this by forging a uniquely global group with an exceptional technical knowledge base and strong customer relationships around the world. With these resources, we can respond more effectively and comprehensively to the needs of our local customers in rail-based transportation.

How have we as a group so quickly achieved a leading level of technical competence? By integrating the resources that our operating companies have developed collectively over the last hundred and fifty years in their markets, resources developed over time and across continents. Global resources.

         Australia: Union Switch & Signal Pty. Ltd.
         France: CSEE Transport S.A.
         India: Union Switch & Signal Private Ltd.
         Ireland: AT Signalling Systems Ireland Ltd.
         Italy: Ansaldo Segnalamento Ferroviario S.p.A.
         Sweden: AT Signal System AB
         United States: Union Switch & Signal Inc.

We are also in Brazil, Canada, Chile, China, Germany, Hong Kong, India, Ireland, Malaysia, Taiwan, and Venezuela, responding locally to customers' needs.

Our group portfolio includes the most advanced capabilities in traffic management systems, centralized traffic control, small- and large-scale electronic interlockings, and automatic train control for high speed trains. Our portfolio additionally is extremely competitive in the fields of marshalling/classification yard control systems, mainline, metro, and driverless transit automatic train control.

[Photo deleted: middle right: Roma Termini route layouts]

With our global knowledge of rail-based customer needs, we have a full systems, products, service and maintenance offering, designed for a diverse customer base. We are focused on bringing our core competencies in data, process and asset management, control and automation to our rail-based customers around the world. With the benefit of these competencies, our customers can clearly improve the safety, enhance the capacity, and increase the efficiency of their operations throughout the world.

[Photo deleted: bottom right: NYCT ATS System, architect's rendering of control room showing work stations and track layout]

Systems

When our customers turn to us for systems, they get unbeaten capability. Our automatic train protection systems communicate speed limits, routes, and other safety information to trains. Our automatic train control systems manage speed limits, distance between trains, and other conditions of a vital nature. Our automatic train operation systems offer our customers the capability of fully automated train control and driverless operation, including speed regulation and station stopping. Our automatic train supervision systems allow centralized dispatch, monitoring, and management of operator fleets. Our small- and large-scale interlockings control traffic over simple and complex track configurations. And, our yard systems allow for the efficient reconfiguration of train sets.

[Photo deleted: bottom left: Chinese Interlocking Installation, engine and tender with people in front on a platform]

Most importantly, we gear our solutions to the level of sophistication desired by our customers. Our solutions range from basic to advanced. They are also modular and allow our customers to increase capability on an extended schedule.

[Photo deleted: top right: MBTA Operations Control Center, system control room work stations and track layout]

Yard systems

Our marshalling/classification yard control systems allow efficient processing and organization of rail-based operators' rolling stock in yards where trains are configured. Such systems and products integrate a variety of functions required for safe and efficient train assembly. Installed in over 50% of the yards in the United States and Italy and in a significant portion in the growing Chinese market, our systems are among the most sophisticated in the marketplace.

[Photo deleted: bottom right inset: train and cantilevered signal]

Large-scale electronic interlockings

For track intersections that involve many crossovers and demand a high level of control for safe operation, we offer the most advanced large-scale interlockings available in the global marketplace. Our ACC/SARA(TM) large-scale interlocking technology is the most advanced technology among the offerings available in the market. With this offering, we have introduced 32-bit technology into a segment previously limited to 8- and 16-bit technology.

Our interlocking control equipment also leads the market using double and triple modular redundant hardware architectures for vital operational capability. Our top-level diagnostic systems can remotely detect electronic faults and forecast electro-mechanical maintenance needs, thus minimizing medium time to repair. Our parametrizing tools allow the operator to modify the line configuration easily without having to revalidate software packages.

Truly large-scale, one system can control up to several thousand field devices or objects (signals, point machines, track circuits, etc.) with response times of less than 200 milliseconds. This technology has been proven in conventional and high-speed environments, including the Beijing-Hong Kong line in China, the Napoli Metro, the Roma-Napoli high speed line, and the Roma Termini Station, one of the largest in Europe.

Small-scale electronic interlockings

Small-scale interlockings involve fewer track crossovers, but still depend on a high level of control for safe operation. With our Microlok(R) II small-scale interlocking system, we have again led the market with 32-bit technology; in this offering, we introduce to our customers the unique ability to program the interlocking vital logic. We also have developed simple low-cost computer-based interlockings for small stations using commercial PC boards. In 1997, we won a contract to provide an integrated interlocking and automatic train protection solution for the high-speed Mediterranean TGV in France. Our interlocking offering is also in service on conventional lines throughout the Americas, Europe, and Asia.

[Photo deleted: top center: Metro Lyon, computer work stations]

Centralized traffic control systems (CTC)

Our CTC systems offering can integrate varying degrees of capability, according to the needs of the customer. Our CTC capabilities include traffic management, electrical power management, management of station equipment (supervisory control and data acquisition, or SCADA), telecommunications management, and management of passenger information.

Ansaldo Signal operating companies won the two most complex and demanding contracts in CTC to be awarded in the world in 1997. In Italy, we will supply six operations control centers to the Italian State Railways. In the United States, we will supply New York City Transit - the world's largest system - with an Automatic Train Supervision system. Both projects incorporate state-of-the-art CTC technology, without peer in their demands.

In winning these contracts, we were able to point to a global knowledge base for a wide range of projects and clients, including the Boden Traffic Control Center in Sweden, the Copenhagen Metro, CSX Transportation's K.C. Dufford Control Center, the Genoa Metro, the complex Hamersley Iron rail works in Australia, the Hong Kong Mass Transit Railways and metro (MTRC), the Lyon Subway System, the Massachusetts Bay Transportation Authority Operations Control Center, the Mexico City Metro, the Napoli Metro, the Paris Metro (RATP), Tri-Met in Portland, Oregon, the Roma-Napoli high speed line, and the initial Union Pacific Harriman Center.

[Photo deleted: bottom right: Orbassano Marshalling Yard]

We are also capable of fulfilling the needs of our customers for smaller-scale CTC systems for less complex applications, similar to our CTC installation for the Malaysian Railways (KTMB), which we completed in 1997.

[Photo deleted: center left: Hamersley Iron, diesel powered ore train crossing a bridge]

Train-borne control systems

Our train-borne control systems are designed to operate in a wide variety of conditions, from low to high traffic density, rail or mass transit system applications, freight or high speed passenger and even driverless applications, as well as to comply with different operating rules for each network. With our high speed offering, our customers have achieved performance records for speed and for traffic capacity. Automatic train control systems display signaling instructions to the driver in the cab and check that they have been followed. For example, a train's speed may be continuously monitored, and, in the event of overspeed, a command to activate the braking system is automatically issued.

[Photo deleted: top center inset: Dallas Area Rapid Transit vehicle]

Our train-borne control systems follow a modular approach that eases upward expansion into greater automation and capability. Modular architecture also allows our systems to fit easily into existing infrastructure, heterogeneous traffic, and high traffic requirements. For example, our TVM(TM) system enables two high-speed trains at 300 km/h to run at three minute headways between trains and suburban trains at two minute headways. These train-borne control systems fully meet the requirements of railway networks wishing to modernize their signaling systems to increase safety, to improve performance, to reduce maintenance requirements, and to implement flexible systems to which capability can be added over time.

[Photo deleted: center right: Channel Tunnel, train exiting the tunnel]

Our train-borne offering has been proven in the North American conventional and high-speed passenger markets, in the Korean metro and high-speed passenger markets, and in the French metro, conventional, and high-speed passenger markets. We have completed or are completing projects for the Beijing-Jingjiu conventional rail line, the Belgian High Speed Line, the Birmingham Midland Metro (UK), the Channel Tunnel, the Genoa Light Rail, Hamersley Iron in Western Australia, the Lisboa Metro, the LKAB Iron company in Kiruna, Sweden in a driverless application, KTMB in Malaysia, the Milano Metro, the Napoli Metro, the Oresund link between Denmark and Sweden, and the Roma Metro. We also recently won a contract from New Jersey Transit to supply an Advanced Speed Enforcement System based on our train-borne and wayside technologies.

In the European sector, we are a major supplier of advanced train control systems which meet

European Train Control Systems and European Rail Traffic Management Systems specifications, including high performance discontinuous systems with Eurobalise (Level 1), fixed block radio-signaling systems managing equipped and non-equipped trains (Level 2), and pure moving block radio signaling systems (Level 3).

[Photo deleted: top: Dallas Area Rapid Transit, light rail transit train at a station]

Wayside control systems

[Photo deleted: bottom left: Napoli Metro, double track line with wayside equipment]

Our comprehensive wayside control systems offering is also designed to address our customers' needs for operational safety, reliable performance, and low maintenance. Our capabilities in this field include the control and indication of wayside equipment, train-to-wayside communications, and communications interfaces with an operator's central control facility. In this segment, our offering ranges from the basic solution to the sophisticated, high-tech solution, depending upon our customers' needs.

[Photo deleted: bottom right TVM/SACEM, train cab with driver, gauges and controls]

Our wayside control systems have been installed on the Class I freight railroads in North America, on the Baltimore MTA, on the Dallas Area Rapid Transit light rail system (DART), on the Genoa Light Rail system, for Metra-Wisconsin-Central, in Malaysia, on the Napoli Metro, for New Jersey Transit, on the Portland Tri-Met in Oregon, on the Seoul Metro (Lines 5, 7 and 8), and for WMATA in Washington, DC. Our work for the Los Angeles Green Line included driverless capability. In 1997, we were chosen to design and implement a wayside control system for Railtrack Plc between Peterborough and Nuneaton. We also were chosen to supply automatic train control systems for the Italian State Railways Bologna-Firenze line, the Copenhagen Metro, the Massachusetts Bay Transportation Authority, New York City Transit, and Line 2 of the Shanghai Metro.

Products

[Photo deleted: top left: Microlok(R) II, engineer at computer performing test on equipment rack]
[Photo deleted: top left inset: highway crossing sign]

To help increase safety, efficiency, and capacity, our systems incorporate our full line of products, which can also be offered separately. Like our systems, our products range from the most sophisticated microprocessor-based products to more traditional electro-mechanical products. Designed for a global variety of environments, our product offering allows us to respond to our local customers' needs. Our products fulfill a wide variety of functions, from track circuitry to traditional and radio-controlled level/highway grade crossings to switching to passenger access control systems to data transmission. With our products, our customers can achieve their operational goals.

Track circuits

Our track circuits can detect the presence or absence of a train on a given stretch of track, for non-electrified and electrified track (ac or dc current). Track circuit data can be used for train spacing functions, route control, and point and interlocking control. Our varied line of track circuits includes AF-900(TM) and ATIS(TM) audio frequency track circuits, the Microtrax(R) coded track circuits with supplementary modular functionality, and the UM(TM) 71 line of jointless track circuits. Our track circuits have been installed for a diverse customer base in the Americas, Europe, North Africa, and Asia.

Switch/point machines

[Photo deleted: bottom right: Digitair(R) End-of-Train Unit, workman installing a unit on the end of the train]

Our line of switch/point machines offers optimal capabilities for diverse operating environments, including turnouts and single slips, marshalling/classification yards, passenger metropolitan and high-speed lines. Our switch/point machines can be tropicalized, equipped for sand protection or drainage, or customized to a variety of operating environments.

[Photo deleted: center right: Hot Box Detector, installation on a double track line]

Hot box/hot wheel detectors

Our hot box and hot wheel wayside monitoring products, designed to detect overheated axle boxes and brakes before they cause derailment, help our customers respond to emerging operating trends, such as increased train speeds, reduction of wayside personnel, and increased rail transport of hazardous materials. Our product range targets various operating conditions, from slow-moving freight to high speed passenger trains.

[Photo deleted: top: Signaling and Point Machines in the Field, night-time exposure of track layout and overhead signals with other lights]

End-of-train products

Our end-of-train products enhance safety for our freight customers by monitoring conditions and allowing emergency brake application at the rear of the train, thus reducing the risk of derailment. Wayside communications units can transmit track condition information to passing trains via end-of-train systems. Our Digitair(R) end-of-train products have been installed on freight railroads in North America, South America, Australia, and Southeast Asia.

Communications/control products

Our non-vital communications/control products allow effective and efficient office-field communications and local control at hundreds of railroad and mass transit installations around the world. Our product lines include the Genisys(R) Series 2000 customer-programmable line. We also offer customized solutions for non-vital track-to-train communication for a variety of needs, including maintenance.

Maintenance and Service

To fulfill our customers' need for broad supplier capability, we offer service and maintenance programs, not only to support our own systems and products but also to support systems and products designed by our competitors.

We offer our customers refurbishment and remanufacturing capabilities from our service shops in Batesburg, the United States; Kingston, Canada; Riom, France; and Genoa and Torino, Italy. Our service shop in Kansas City, the United States, offers warehousing, distribution, and emergency technical support. We supplement these capabilities with on-site field service, both during and after warranty periods. We also offer our customers lines of diagnostic tools, as well as government-mandated and manufacturer-recommended equipment inspection services.

[Photo deleted: bottom left: Hong Kong Metro, view from cab of train passing another train]

[Photo deleted: top right: CSX Transportation's K.C. Dufford Control Center, system control work stations and track layout map]

[Top right inset: signal light]

Many of our customers have chosen us for our long-term maintenance capability. We provide maintenance to the Caracas Metro in Venezuela, the Cervignano Yard in Italy, CSX Transportation's K.C. Dufford Control Center in the United States, the Hong Kong Metro, Semaly in Lyon, the Swedish and Norwegian Railways, and numerous other installations in the Americas and Europe, including the Paris Metro, which we have serviced since 1903.

[Photo deleted: bottom right: Caracas Metro, technician inspecting/maintaining equipment rack]

Ansaldo Signal's global resource base, full portfolio of systems and products, and our experience with service and maintenance allow us to be a world leader in responding efficiently, effectively and locally to our customers' needs - throughout the world.

Union Switch & Signal Pty. Ltd.
Brisbane, Australia
+61 7 3856-1101

CSEE Transport S.A.
Paris, France
+33 1 69 29 65 65

Union Switch & Signal Private Ltd.
Bangalore, India
+91 80 225-9010

AT Signalling Ireland Ltd.
Tralee, Ireland
+353 66-24411

Ansaldo Segnalamento Ferroviario S.p.A.
Genova, Italy
+39 10 655-1

AT Signal System AB
Spanga, Sweden
+46 8 621 9500

Union Switch & Signal Inc.
Pittsburgh, United States
+1 412-688-2400

[Photo deleted: background: diffused metro station]

                                              Ansaldo Signal N.V.

                                            1997 Financial Review
















                                                 Table of Contents

                                       Letter from the Chairman 26
                                      Letter from the President 27
                                           Financial Highlights 28
                           Management's Discussion and Analysis 29
                              Report of Independent Accountants 38
                                     Consolidated Balance Sheet 40
                           Consolidated Statement of Operations 41
                           Consolidated Statement of Cash Flows 42
      Consolidated Statement of Changes in Shareholder's Equity 44
                     Notes to Consolidated Financial Statements 45

Letter from the Chairman

     Dear Shareholders:

     Ansaldo Signal was formed by Finmeccanica/Ansaldo to bring together a global group of companies in the business of signaling, control and automation systems for the railroad and rail-based mass transit industries. The major companies of the group include Ansaldo Segnalamento Ferroviario S.p.A. in Italy, AT Signal Systems in Sweden, CSEE Transport S.A. in France, Union Switch & Signal Inc. in the United States, and Union Switch & Signal Pty. Ltd. in Australia. These companies have developed strong positions in their domestic markets and selected export markets. The new group also has a presence in Brazil, Canada, Chile, China, Germany, Hong Kong, India, Ireland, Malaysia, Taiwan and Venezuela. With its wide geographic and market presence, Ansaldo Signal has emerged as the first truly global signaling company.

     Although for many years the companies had worked together, the first year of the company was not an easy one. Negative profitability in 1997 reflects the difficult market conditions that the operating companies faced in 1995 and 1996, as well as operating and project management issues throughout 1997 which have been addressed. Nevertheless, the activities of our first full year suggest that bringing the companies together really is the way forward into the emerging global market.

     This emerging global market is characterized by significant consolidation among the Class I freight customers in North America. We also see standardization programs beginning to take effect in the European Community, where many national markets are being replaced by a single community market. All over the world, customers are demanding greater capability and quality, as well as increased service levels. In response, we see many of our competitors consolidating and standardizing their offering. This is the environment in which Ansaldo Signal was formed.

     Ansaldo Signal began 1997 under the new and vigorous leadership of James N. Sanders as president and chief executive officer. Mr. Sanders has several decades of management experience in a multi-national environment. He has brought to the company an open and constructive management style, an experienced and insightful understanding of the global signaling industry, and a clear approach to maximizing our opportunities in signaling and automation control. His efforts are already appearing to bear fruit as reflected in this year's huge increase in backlog.

     Combining the Ansaldo Signal operating companies under one corporate umbrella and the daily leadership of a new president has allowed us to make and implement decisions which benefit the group, but which may have been too difficult to make at the individual operating subsidiary level. For example, achieving a competitive position in the new global market has necessitated eliminating overlaps in the group marketing effort among subsidiaries while re-deploying group resources to penetrate each regional market more deeply. Similarly, achieving higher levels of technology standardization within the group necessitates eliminating technology overlap among the competing offerings of the various operating companies, while respecting and fulfilling the market demands of each individual company.

     Bringing the technologies and marketing initiatives of the various signaling companies under one umbrella also provides an opportunity for greater synergism among the operating companies. As Ansaldo Signal ensures the coordination of the development of new technologies and the group marketing activities, I fully expect we will be able to compete more consistently and more effectively, allowing for increased market success and greater regional application of group capabilities in every part of the globe.

     Through these and additional strategies, I expect Ansaldo Signal to compete more effectively in its markets and increase its regional and global market share in the years ahead. As management drives the implementation of these strategies, it is steadfastly focused on increasing its global market share, improving its operating efficiencies, and increasing its profitability. As chairman of the Board of Supervisors, I remain committed to guiding Ansaldo Signal in its quest for improved value to shareholders, employees, and customers alike.

/s/ ALBERTO ROSANIA
---------------------------
Alberto Rosania, Chairman
[Photo deleted: Alberto Rosania]


                               ANSALDO SIGNAL N.V.

     Letter from the President

     Dear Shareholders:

     This is my first letter to you as president and chief executive officer of Ansaldo Signal, and while I am not yet able to present you a company that is profitable, I am pleased to tell you that we have made considerable progress in all the areas required to achieve this goal in 1998.

     When I started at the company I spent the first weeks of 1997 taking a hard look at our people, our operating processes, the competitiveness of our technological base, our market coverage and our ability to satisfy customer requirements. It was quickly clear that we needed to increase efficiency in all operating processes, reduce overlaps in markets and technologies, streamline the management organization, and focus on improving our order performance while generating sustained profitability. Initiatives necessary to effect these changes were started immediately.

     We began with a redesign program at Union Switch & Signal Inc. Over 15% of Union Switch's workforce joined teams to eliminate obsolete or timeworn processes, and in their place create a responsive organization with efficient new processes to generate value throughout the company. As of today, over half the teams have submitted plans and over a third are implementing these plans.

     Ansaldo Segnalamento Ferroviario, now only two months into its own redesign process, has developed plans which will reduce rework activities, direct costs, and penalties for delay in delivery. Shortly, CSEE Transport and the other operating subsidiaries of Ansaldo Signal will begin their process improvement actions. These redesign and other cost-cutting initiatives reduced our operating expenses in 1997. We expect to continue that improvement rate in 1998.

     In terms of our technological base, Ansaldo Signal's operating companies have developed state-of-the-art systems and products for their traditional markets. To be able to exploit this potential as a cohesive force, we began to combine technologies, eliminate product overlap, and proliferate product portfolio knowledge within the group. We initiated group development of new technologies, products, and systems in order to make our offering globally applicable. Through this technology initiative, spearheaded by an Architecture Group comprised of members from each operating company, we now have a fuller portfolio of products and systems available throughout the globe.

     As our portfolio has become available throughout the world, we have been able to weed out internal competition and address gaps in our global marketing coverage. Now, each operating company is solely responsible for bidding, winning and managing projects in their assigned territories. Coordinated by a Marketing Group, which I head, and comprised of members from each operating company, we are thus transforming ourselves into a constellation of harmonious local, globally capable companies.

     We have worked aggressively for process, technology, and marketing efficiency in order to position ourselves for profitability. These actions support our strategy of global development, regional customization, and local maintenance and service -- to guarantee that our customers gain the full benefits of our global experience and capabilities, as well as improved service and support from our expanded market presence.

     In 1997, we also experienced a series of significant contract victories that have put an end to the backlog attrition experienced over the past two years. From CSEE Transport's GBP 13 million contract to supply Railtrack Plc with a new signaling system, to Union Switch & Signal's US $127 million contract to supply New York City Transit with an Automatic Train Supervision system, to Ansaldo Segnalamento Ferroviario's 250 billion Italian lire contract to supply the Italian State Railways with six operations control centers. These and numerous other contracts won across the globe by our subsidiaries put our backlog at a level 45% higher than year-end 1996.

     Our dramatic backlog growth coupled with internal efficiency improvements will unquestionably enhance our ability to improve our future results. Clearly, however, there will be challenges to overcome. The industry is consolidating at a rapid pace, global competition is increasingly aggressive, and the troubled financial conditions in some Asian countries will have a definite impact on our business over the next few years. At the same time, we must continue our drive to increase the number and profitability of newly won orders. We remain confident that these issues can be addressed, and that we can increase our position in the industry.

     At Ansaldo Signal, we are building processes that will create value and that will turn value into profit. We are bringing our full technological capabilities within reach of all of our customers. We are achieving significant order success with state-of-the-art products and systems. And we are reaching into major markets throughout the world. In the years to come, we expect our products and services to contribute demonstrably to increasing our customers' competitive edge, and as a result, increasingly bring greater value and return to you.

/s/ JAMES SANDERS
-----------------------
James Sanders, President & Chief Executive Officer
[Photo deleted: James N. Sanders]



                               ANSALDO SIGNAL N.V.

Ansaldo Signal
1997 Financial Highlights

                                                                                Year Ended December 31
                                                               1997              1996             1995             1994

Income Statement Data                                           (in thousands, except share and per share data)
Revenues                                                  $    318,225      $    353,500      $   299,347     $   339,193
Cost of sales                                                  263,274           296,620          236,858         265,044
                                                          ------------      ------------      -----------     -----------
Gross profit                                                    54,951            56,880           62,489          74,149
Selling, general and administrative expenses                    50,107            47,971           38,829          43,954
Research & development expenses                                  9,953            11,804           11,759           8,453
Acquired in process research & development                          --            15,144               --              --
Reorganization                                                  (1,584)           17,288               --              --
                                                          ------------      ------------      -----------     -----------
Operating expenses                                              58,476            92,207           50,588          52,407
                                                          ------------      ------------      -----------     -----------
Operating income (loss)                                   $     (3,525)     $    (35,327)     $    11,901     $    21,742
                                                          ============      ============      ===========     ===========
Net income (loss)                                         $    (12,678)     $    (38,895)     $     6,408     $    15,534
                                                          ============      ============      ===========     ===========

Basic and dilutive net income (loss) per common share     $      (0.62)     $      (1.90)     $      0.36     $      0.86
                                                          ============      ============      ===========     ===========
Weighted average number of
     common shares outstanding                              20,488,750        20,488,750       17,990,750      17,990,750
                                                          ============      ============      ===========     ===========


                                                                               Year Ended December 31
Balance Sheet Data                                             1997             1996            1995              1994
Working capital                                              $ 89,804         $105,751         $ 98,801         $107,104
Total assets                                                 $457,166         $487,507         $378,062         $330,707
Borrowings-financial institutions
     (including current maturities)                          $ 94,132         $ 71,781         $ 61,344         $ 30,598
Borrowings-related parties                                   $ 32,379         $ 30,202         $  3,853         $  3,425
Shareholders' equity                                         $102,552         $125,670         $151,505         $141,213


[Graphic deleted: 1997 Revenue by Geographic Area: Europe: 58.4%; North America:
38.5%; Asia/Pacific: 3.1%]

[Graphic deleted: Orders: 1995: $243.7; 1996: $288.4; 1997: $571.4]

[Graphic deleted: Backlog: 1995: $623.9; 1996: $533.0; 1997: $773.1]




                               ANSALDO SIGNAL N.V.

     Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following management discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes thereto appearing elsewhere in this 1997 Annual Report. The financial statements have been prepared in accordance with U.S. GAAP.

     Unless otherwise indicated, all figures for the Company set forth in this management's discussion and analysis are stated in thousands of US dollars, except per share amounts. All references to years 1997, 1996 and 1995 mean the calendar years ended December 31, 1997, December 31, 1996 and December 31, 1995, respectively.

     Overview

     Ansaldo Signal N.V. ("the Company," "ASNV," or "Ansaldo Signal") was incorporated on November 13, 1996 in Amsterdam, The Netherlands. Its corporate headquarters are in Schiphol, The Netherlands. It is majority-owned by Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of a group of companies controlled by Finmeccanica S.p.A., which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A.

     ASNV was formed upon the merger of Union Switch & Signal Inc. ("US&S") (a majority-owned subsidiary of ATR) with a direct wholly-owned subsidiary of ASNV. As a result of the merger, US&S ceased to exist as a separate legal entity and each outstanding share of US&S common stock (9,737,500) was converted into one ASNV common share. Immediately after such merger, ATR contributed the outstanding capital stock of its other railway signaling and automation businesses to ASNV in exchange for 10,711,250 ASNV common shares.

     The foregoing transactions have been treated as a reorganization of companies under common control and, accordingly, have been reflected in the consolidated financial statements in a manner similar to a pooling of interests. ASNV's historical results therefore include (i) the combined operating results of US&S (100%), Ansaldo Segnalamento Ferroviaro S.p.A. ("ASF") (100%), CS Transport S.A. ("CSEE") (49%), AT Signal Systems A.B. ("ATSS") (75%) and Ansaldo Trasporti Signaling (Ireland) Ltd. ("ATI") (100%) for the year 1995 and the first six months of 1996, and (ii) the combined operating results of US&S (100%), ASF (100%), CSEE (100%), ATSS (75%) and ATI (100%) for the second half of 1996 and the year 1997.

     The Company markets its products and services to customers in the international rail and mass transit transportation industry. The Company is primarily engaged in the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's principal systems products are automatic train protection ("ATP") systems that communicate speed limits, routes, and other safety information to trains; automatic train control ("ATC") systems that manage speed limits, distance between trains, and other conditions of a vital nature; automatic train operation ("ATO") systems that offer customers the capability of fully automatic train control and driverless operation, including speed regulation and station stopping; automatic train supervision ("ATS") systems that allow centralized dispatch, monitoring and management of operator fleets; small- and large-scale interlockings that control traffic over simple and complex track configurations; marshalling/classification yard control systems that allow efficient processing and organization of rail-based operators' rolling stock in yards where trains are configured; centralized traffic control ("CTC") systems that can integrate varying degrees of capability, according to the needs of the customer; wayside and onboard instrumentation, end-of-train and other component products; and related services (such as maintenance and training). The Company markets its products worldwide primarily through wholly-owned operating subsidiaries. It has component product manufacturing facilities in the United States, France, and Italy and engineering production facilities in various countries. Management estimates the portion of the transportation market in which it presently participates is approximately a $3.6 billion industry. There are normally 10 to 12 suppliers who compete for their share of this market. The industry has entered into a period of consolidation and non-traditional competitors have also entered the market for certain product lines. As a result management expects that competition for certain of its products will increase and contract and product margins may be affected.



                               ANSALDO SIGNAL N.V.

     Orders

     The Company's orders have increased $282,923 (98.1%) to $571,364 for 1997 from $288,441 for 1996. This increase is primarily due to two large orders totaling $244,000 in the fourth quarter of 1997. One was in the United States from the New York City Transit Authority and the second was from the Italian State Railroad (FS) for the Grande Rete (the "large network" connecting the major cities in Italy). 59.6% of all of the orders received in 1997 were received in the fourth quarter. Management believes that even taking into account these two large orders, its overall improvement in orders reflects an increase in bid opportunities, particularly in the United States and Europe, resulting from an increase in infrastructure spending and a release of previously delayed projects.

     Backlog

     The Company's backlog has increased $240,102 (45.0%) to $773,062 for 1997 from $532,960 for 1996. Included in the backlog are the two major orders discussed above for $244,000 which are expected to be completed over 4 to 5 years, and one order in Korea for $57,000 which has been delayed for at least one year.


     RESULTS OF OPERATIONS

     The historical information shown below reflects CSEE's revenues, gross profit and operating expenses from June 28, 1996, the date on which CSEE was deemed to be acquired on a 100% basis. Prior to that date, CSEE results were included in equity income. The pro forma information includes CSEE on a 100% basis for each period shown. The changes in amounts between 1997, 1996 and 1995 for the information presented primarily reflect the impact of the acquisition of the remaining interest in CSEE. Consequently, the discussion below is focused on changes in the pro forma information for the periods presented.


     1997 VERSUS 1996

     Revenue

     The Company's revenue is presented below by major operating unit. Revenues shown for each unit include revenue for work outside of its own country boundaries.

                                                                      Revenues
                                            Historical                                           Pro Forma
                                         1997            1996                                1997              1996
US&S                                 $132,371        $159,620                            $132,371          $159,620
ASF                                   108,480         128,037                             108,480           128,037
CSEE                                   75,681          55,215                              75,681            89,749
OTHER                                   8,027          16,273                               8,027            16,273
ELIMINATIONS                           (6,334)         (5,645)                             (6,334)           (5,645)
                                     --------        --------                            --------          --------
TOTAL                                $318,225        $353,500                            $318,225          $388,034
                                     ========        ========                            ========          ========

     Historical Company revenue for 1997 was $318,225 compared to $353,500 for 1996.

     Pro forma Company revenues decreased by $69,809 (18.0%) to $318,225 for 1997 from $388,034 for 1996. This net decrease in revenue was due to decreased volumes for all locations. In part this was due to the fact that the award of contracts tended to happen in the later part of 1997 and could not be converted into significant revenues for the year. This decrease includes a $24,127 decrease due to the effect of a stronger dollar that reduces revenue denominated in other currencies when translated into US dollars. The decrease in US&S and ASF revenue was primarily due to delay by customers in putting new work out to bid and a further delay in the release of high speed work in Italy. The decrease in revenue in CSEE was due to a less favorable French market and to delay in an Asian project.



                               ANSALDO SIGNAL N.V.

     Gross Profit

     The Company's gross profit is set forth below:

                                                                        Gross Profit
                                              Historical                                              Pro Forma
                                         1997            1996                                   1997            1996
     US&S                             $13,794         $19,301                                $13,794         $19,301
     ASF                               19,563          20,839                                 19,563          20,839
     CSEE                              19,821          13,451                                 19,821          23,823
     OTHER                              1,773           3,289                                  1,773           3,289
                                      -------         -------                                -------         -------
     TOTAL                            $54,951         $56,880                                $54,951         $67,252
                                      =======         =======                                =======         =======


     Historical Company gross profit for 1997 was $54,951 compared to $56,880 for 1996.

     Pro forma gross profit decreased by $12,301 (18.3%) to $54,951 (17.3% of revenues) in 1997 from $67,252 (17.3% of revenues) in 1996. This decrease includes a $5,209 decrease due to the effect of a stronger dollar that reduces gross profit denominated in other currencies when translated into US dollars. US&S completed a major software contract in 1997 that reduced gross profit in 1997 and 1996 by $11.0 million and $7.1 million, respectively. Decreased revenue and the reactions to the currency devaluation in Asia, which impacted several of the operations, accounted for the balance of the decrease in gross profit.

     Selling, General, and Administrative

     Historical selling, general, and administrative expenditures increased by $2,136 (4.4%) to $50,107 in 1997 from $47,971 in 1996.

     Pro forma selling, general, and administrative expenditures decreased by $6,324 (11.2%) to $50,107 (15.8% of revenue) in 1997 from $56,431 (14.5% of revenue) in 1996. This pro forma decrease is primarily due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($4,016) and to the lower spending levels ($2,309). The increase as a percentage of revenue reflects the sharp decline in 1997 revenue and the continuation of certain marketing and other costs.

     Research and Development Expenditure

     Historical research and development expenditure decreased by $1,851 (15.7%) to $9,953 in 1997 from $11,804 in 1996.

     Pro forma research and development expenditure decreased by $4,429 (30.8%) to $9,953 (3.1% of revenue) in 1997 from $14,382 (3.7% of revenue) in 1996, due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($811) and to the lower spending levels ($3,618) due to planned cost reductions and completion of existing projects. In 1997 the Company incurred an additional $7,200 of research and development expenditures not shown on the income statement which were funded by Government grants. Total internal and external supported research and development expenditure for 1997 was $17,153 (5.4% of revenue). In addition, the research and development that is performed in accordance with contract requirements is considered in cost of revenue.

     Non-Recurring Charges

     In 1996 non-recurring charges consisted of $17,288 relating to reorganization costs and $15,144 of in process research and development costs written off in connection with the acquisition of the remaining 51% interest in CSEE. In 1997, $1,584 of the accrued reorganization was reversed. See notes 1 and 17 of the financial statements included herein.


                               ANSALDO SIGNAL N.V.

     Interest Expense

     Historical interest expense increased by $2,733 (44.8%) to $8,834 in 1997 from $6,101 in 1996.

     Pro forma interest expense increased by $2,557 (40.7%) to $8,834 in 1997 from $6,277 in 1996. The increase is due to higher debt levels in 1997 than 1996 ($3,067) offset in part by the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($510).

     Equity in Affiliate Earnings (Loss)

     Historical equity in net (losses) of affiliates decreased by $283 to ($325) in 1997 from ($608) in 1996. The 1996 amount includes the net loss of CSEE for the last six months of 1996.

     Pro forma equity in net (losses) of affiliates decreased by $282 to ($325) in 1997 from ($607) in 1996.

     Taxes

     The Company recorded a $77 tax provision in 1997 compared to a ($2,714) tax benefit for 1996. The effective rate was less than 1% in 1997 compared to (6.6%) in 1996. The 1997 provision includes a charge of $3,738 to reflect changes in the tax laws in Italy and a $2,902 charge for the change in the valuation allowance relating to realization of deferred tax assets. The 1996 provision was impacted by nondeductible non-recurring items for in process research and development and reorganization costs and for loss carryovers with no tax benefit. See note 9 to the consolidated financial statements for discussion of the matters.

     Net Income

     As a result of the above, historical net (loss) decreased by $26,217 to ($12,678) in 1997 from ($38,895) in 1996, and pro forma net (loss) decreased by $27,884 to ($12,678) in 1997 from ($40,562) in 1996.


     1996 VERSUS 1995

     Revenues

     The Company's revenues are presented below by major operating unit.

                                                                       Revenues
                                             Historical                                            Pro Forma
                                         1996            1995                                1996              1995
US&S                                 $159,620        $172,467                            $159,620          $172,467
ASF                                   128,037         113,499                             128,037           113,499
CSEE                                   55,215              --                              89,749            94,109
OTHER                                  16,273          13,381                              16,273            13,381
ELIMINATIONS                           (5,645)             --                              (5,645)               --
                                     --------        --------                            --------          --------
TOTAL                                $353,500        $299,347                            $388,034          $393,456
                                     ========        ========                            ========          ========


     Historical Company revenue for 1996 was $353,500 compared to $299,347 for 1995.

     Pro forma Company revenues decreased by $5,422 (1.4%) to $388,034 for 1996 from $393,456 for 1995. This net decrease was due to decreased revenues for US&S and CSEE, which were offset in part by the increased revenues for ASF. The decrease in US&S revenue was due to lower revenues in both systems and components equipment resulting from lower orders and resultant lower shippable backlog. The decrease in revenue in CSEE is due to the more restricted financial capacity of the government and the French national railroad to finance additional orders due to the losses by the railroad and to the deferral of investment in anticipation of the adoption of European standards for high speed trains. The increase in revenue for ASF is due to the higher production levels in 1996.



                               ANSALDO SIGNAL N.V.

     Gross Profit

     The Company's gross profit is set forth below:

                                                                        Gross Profit
                                              Historical                                              Pro Forma
                                           1996           1995                                   1996            1995
     US&S                               $19,301        $38,273                                $19,301         $38,273
     ASF                                 20,839         20,742                                 20,839          20,742
     CSEE                                13,451             --                                 23,823          26,317
     OTHER                                3,289          3,474                                  3,289           3,474
                                        -------        -------                                -------         -------
     TOTAL                              $56,880        $62,489                                $67,252         $88,806
                                        =======        =======                                =======         =======


     Historical Company gross profit for 1996 was $56,880 compared to $62,489 for 1995.

     Pro forma gross profit decreased by $21,554 (24.3%) to $67,252 (17.3% of revenues) in 1996 from $88,806 (22.5% of revenues) in 1995. US&S was responsible for $18,972 of the decrease as a result of certain systems contracts that involved a major level of software development not originally contemplated and due to an unfavorable product mix. CSEE was responsible for $2,494 of decrease primarily as a result of a decrease in revenues.

     Selling, General, and Administrative

     Historical selling, general, and administrative expenditures increased by $9,142 (23.5%) to $47,971 in 1996 from $38,829 in 1995.

     Pro forma selling, general, and administrative expenditures decreased by $228 (0.4%) to $56,431 (14.5% of revenue) in 1996 from $56,659 (14.4% of revenue) in 1995.

     Research and Development Expenditure

     Historical research and development expenditure increased by $45 (0.4%) to $11,804 in 1996 from $11,759 in 1995.

     Pro forma research and development expenditure decreased by $2,342 (14.0%) to $14,382 (3.7% of revenue) in 1996 from $16,724 (4.3% of revenue) in 1995, due to planned cost reductions and completion of existing projects.

     Non-Recurring Charges

     Non-recurring charges consisted of $17,288 relating to reorganization costs and $15,144 of in process research and development costs written off in connection with the acquisition of the remaining 51% interest in CSEE. See notes 1 and 17 of the financial statements included herein.

     Interest Expense

     Historical interest expense increased by $1,539 (33.7%) to $6,101 in 1996 from $4,562 in 1995.
     Pro forma interest expense increased by $1,453 (30.1%) to $6,277 in 1996 from $4,824 in 1995. The increase is due to higher debt levels in 1996 than 1995.

     Equity in Affiliate Earnings (Loss)

     Historical equity in net earnings (losses) of affiliates decreased by $3,525 to ($608) in 1996 from $2,917 in 1995.
     Pro forma equity in net earnings (losses) of affiliates decreased by $183 to ($607) in 1996 from ($424) in 1995, primarily as a result of the elimination of equity accounting for CSEE.

     Taxes

     The Company experienced an actual (benefit from) taxes rate of 6.6% in 1996 compared to a provision for taxes rate of 50.1% in 1995. The change in tax rate is due primarily to the following nondeductible items


                              ANSALDO SIGNAL N.V.

in 1996: in process research and development, loss carryovers with no tax benefit and nondeductible reorganization costs.

     Net Income

     As a result of the above, historical net income (loss) decreased by $45,303 to ($38,895) in 1996 from $6,408 in 1995, and pro-forma net income (loss) decreased by $45,771 to ($40,562) in 1996 from $5,209 in 1995.


     LIQUIDITY AND CAPITAL RESOURCES

     Operating Cash Flow

     The Company's operating activities used cash of $26,845 in 1997 compared to $20,801 used in 1996. Cash was used to support increases in receivables of $12,949, net increases in contract-related accounts totaling $21,144, decreases in accrued reorganization payable of $12,440 (due to incurring the accrued reorganization cost) and a net loss of $12,678. Major sources of operating cash flow included an increase in accounts payable of $15,245 as well as non-cash items of provisions for depreciation of $8,446 and amortization of $3,080. The increase in receivables of $12,949 is due to higher invoicing in December and an increase in amounts due from ATR. The increases in contract-related accounts totaling $21,144 is due primarily to higher contract work in progress and lower advance payments.

     The Company's operating activities used cash of $20,801 in 1996 compared to $1,075 used in 1995. Cash was used to support decreases in accounts payable of $8,336, net increases in contract-related accounts totaling $13,537, and net loss of $38,895. Major sources of operating cash flow included non-cash items including provisions for depreciation and amortization of $11,370, reorganization charges of $16,600, and the write-off of $15,144 for acquired in process research and development.

     Capital Expenditures

     The Company's capital expenditures were $7,138 in 1997, compared to $5,218 in 1996 and $20,285 in 1995. The decrease from 1995 levels was the result of one time expenditures incurred in 1995 related to purchases of furniture and equipment and the partial prepayment of construction loans for the new Pittsburgh Systems and Research Center in Pittsburgh, PA (USA). The Company anticipates capital expenditures will be approximately $11,000 for 1998, and that they will be financed from operating income and from borrowings.

     Borrowings

     At December 31, 1997, the Company had total borrowings of $32,379 from related parties and $94,132 from financial institutions. Short-term borrowings consisted primarily of drawings on local lines of credit by subsidiaries to supply cash management needs and the current portion ($4,286) of the long-term borrowings. Long-term borrowings included $25,714 in the form of Senior Notes issued in 1994 under a private placement for US&S and $8,289 in capital lease obligations.

     Credit Facilities

     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30,000 at an 8 percent fixed rate. The private placement notes have a ten-year term with principal repayments beginning in 1998. US&S is in default on one of the financial covenants included in the related note agreement. A waiver of default has been obtained as of December 31, 1997 for the period through September 30, 1998. The Company expects to be in compliance with the covenants by December 31, 1998, the next determination date for such default.

     The Company had uncommitted lines of credit available at December 31, 1997 of $101.8 million with various banks. The unused portion of the lines of credit available at December 31, 1997, totaled $35.6 million after a deduction of $11,232 for commercial and stand-by letters of credit issued under one of the lines.



                               ANSALDO SIGNAL N.V.

     ATR / Finmeccanica continues to provide and / or guarantee various borrowings. At December 31, 1997 total borrowings from ATR were $32,379.

     ATR / Finmeccanica has agreed to continue to provide sufficient guarantees and / or financing support for the operations of Ansaldo Signal N. V. and its subsidiaries until March 1999. The repayment of any present or future indebtedness to ATR / Finmeccanica can be deferred if requested by the Company. Management would request deferral of payment if such payment would result in the Company violating any of its current debt covenants.

     Because of the planned growth of the business and the delay in collection of some Asian contracts, the Company expects to need to increase its financing facilities, including committed facilities. Management expects to be able to put new facilities in place in 1998, and as a result reduce its dependence on borrowings from ATR / Finmeccanica. Management believes that these new facilities, together with those already in place, will be adequate to meet its anticipated requirements in 1998. The Company has no current plans to pay any future dividends.

     Bonding Arrangements

     The Company is required, in the normal course of its business, to provide bid, performance and advance payment bonding on certain contracts. US&S maintains a $100,000 surety bonding facility ($29,300 outstanding at December 31, 1997), in addition to a $300,000 surety-bonding facility ($119,411 outstanding at December 31, 1997) provided by Finmeccanica. US&S also has a $1,707 letter of credit outstanding at December 31, 1997 that is supported by ATR. ATR / Finmeccanica is also providing bid, advance payment, performance and retention bonding of $165,177 for the European subsidiaries. Management expects ATR / Finmeccanica to continue to provide these services through 1999.

     Foreign Exchange Risk Management

     Foreign exchange rates related to significant Company operations were as follows:

                                                                Per U.S. Dollar
                                         French Franc                                       Italian Lira
     Year                      Avg.           High            Low                 Avg.           High             Low
     1997................     5.832          6.351          4.557             1702.725       1840.000        1517.000
     1996................     5.139          5.830          4.996             1542.100       1600.000        1494.000
     1995 ...............     4.960          5.390          4.790             1629.000       1736.000        1569.000

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. There were no deferred gains or losses related to foreign currency exchange contracts at December 31, 1997. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote, and that such losses would not be material.

     Interest Rate Risk Management

     The Company maintains debt facilities with both fixed and floating interest rates. As of December 31, 1997, approximately $30,000 of the Company's borrowings was at fixed interest rates. Interest rates on the remaining portion of the debt are generally based on LIBOR or similar short-term interest rate indices. From time to time, the Company enters into interest rate hedging contracts to mitigate the impact of interest rate fluctuations on operating results, though no such instruments were outstanding as of December 31, 1997. The Company does not expect that short-term, floating interest rates will vary materially from historical patterns in 1998.


                               ANSALDO SIGNAL N.V.

     Inflation

     Although inflation over the last three years has been at reduced levels compared to prior years, it has nevertheless caused an increase in the Company's costs. These increased costs are not usually recoverable on the Company's fixed price, multiyear contracts. Because it is very difficult to predict the rate of inflation in the future, management is unable to predict the effect of inflation upon the Company's future business. Higher rates of inflation increase the potential for adverse consequences to the business due to increased costs and lower infrastructure spending

     Year 2000

     In 1997, the Company commenced, for all of its internal systems, a year 2000 data conversion project to address all necessary code changes, testing, and implementation. Project completion is planned for the middle of 1999. These costs will not be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources. The Company expects its year 2000 data conversion to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

     The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential warranty and product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in system management, resource optimization and overall systems control applications. The Company is aware of the potential for such claims against it and other companies for damages from products and services that were not Year 2000 ready. A successful claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Management believes, however, that the Company will not be exposed to material liability for Year 2000 claims of third parties.

     Euro Conversion

     In 1997, the Company began to review its internal reporting systems regarding Euro conversion requirements to address all necessary changes, testing, and implementation. The Company expects its Euro conversion to be completed on a timely basis. The costs are associated with the Company's European subsidiaries and are not expected to be material. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

     New Accounting Standards

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 established standards for reporting and display of comprehensive income and its components. The Company is required to adopt the provisions of SFAS No. 130 beginning with its consolidated financial statements for the three months ending March 31, 1998. SFAS No. 131 requires certain disclosures about segment information in interim and annual financial statements and related information about products and services, geographic areas and major customers. The Company must adopt the provisions of SFAS No. 131 for its consolidated financial statements for the year ending December 31, 1998.

     The Company is currently studying the impact of applying the provisions of SFAS No. 131. While SFAS No. 131 will not have any effect on financial position, results of operations or cash flows, it may, depending on a number of factors, require disclosure of certain segment information in notes to the consolidated financial statements. The Company does not expect results of adopting SFAS No. 130 to be significant.




                               ANSALDO SIGNAL N.V.

     Outlook

     The Company's backlog provides a solid base of business over the next several years, not only in the number of contracts but also in improved margin in backlog. The Company expects to go forward into 1998 with continued strong orders based upon the number of contracts to be bid in North America and an increase in the high-speed train work in Europe. Operating results are not expected to be impacted in 1998 by software contracts, unlike 1997 when the company completed a software contract which had experienced major cost overruns. However, the Asian markets outside of China may defer infrastructure spending, awaiting a settling of the economic uncertainties. In addition the Company's industry has been experiencing consolidation and thus increased competition, particularly from new firms entering into the software sector of the business. Overall the Company expects to return to profitability in 1998.

     Cautionary Statement Pursuant to Safe Harbor Provisions of the private Securities Litigation Reform Act of 1995 - Certain Risk Factors

     This document contains "forward-looking" statements within the meaning of the federal securities laws of the United States. These forward-looking statements include, among others, statements concerning the Company's outlook for 1998 including its expectation to return to profitability in 1998, the Company's anticipations regarding capital expenditures for 1998, the Company's expectation that it will be in compliance with the financial covenants of its private placement notes by December 31, 1998, the new credit facilities that management expects to put in place in 1998, management's expectations that services, bonding and financial support currently provided by Finmeccanica and ATR will continue in 1998 and 1999, management's belief that there is only a remote and non-material risk that the Company will need to replace, at current market rates, foreign currency exchange contracts due to a default by a counterparty, the Company's expectation that short-term, floating interest rates will not vary materially from historical patterns in 1998, the Company's anticipated completion without incremental cost of a year 2000 data conversion and Euro conversion project by the middle of 1999, management's belief that the Company will not be exposed to material liability for Year 2000 claims of third parties, and management's belief that the results of adopting SFAS No. 130 will not be significant. Actual results and performance of the Company could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks.

     Among the important factors that could prevent the Company from achieving its goals--and cause actual results to differ materially from those expressed in the forward-looking statements--include, but are not limited to, the following risk factors: (i) reliance on sales to national railways, (ii) reliance on programs that are dependent, in whole or in part, on public sector funding by various international, national, regional and local governmental authorities,
(iii) potential downturns in general economic conditions, (iv) reliance on various financial and other support provided by Finmeccanica and its affiliates,
(v) ability to integrate effectively the Company's business operations and eliminate overlapping expenditures, (vi) potential loss of protected markets across Europe as a result of various European Union directives, (vii) the competitive nature of the industry, (viii) changes in laws and policies affecting trade and investments, (ix) the instability of foreign economies and governments, particularly in Asia, (x) the risk of foreign exchange rate fluctuations, (xi) timely completion within budget of long term contracts and contracts requiring software development, (xii) fluctuations in the number, size and timing of long-term contracts awarded during a particular period and (xiii) uncertainty of protection of proprietary information in certain countries.

     These and other risks and uncertainties affecting the Company are discussed in greater detail in the Company's Report on Form 20-F and in other filings by the Company with the United States Securities and Exchange Commission.




                               ANSALDO SIGNAL N.V.

Report of Independent Accountants



To the Supervisory Board
and Shareholders of
Ansaldo Signal N.V.

Dear Sirs,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ansaldo Signal N.V. and its consolidated subsidiaries (the Company), a majority-owned subsidiary of Ansaldo Trasporti S.p.A., at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP
------------------------------
PRICE WATERHOUSE LLP

Pittsburgh, Pennsylvania
March 2, 1998




                               ANSALDO SIGNAL N.V.

Report of Independent Accountants



To the Board of Directors and Shareholders of Ansaldo Signal N.V.


Dear Sirs,

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ansaldo Signal N.V. and its consolidated subsidiaries (the Company) at December 31, 1995 and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards within the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




/s/ PRICE WATERHOUSE S.p.A.
------------------------------
PRICE WATERHOUSE  S.p.A.

Rome, Italy
October 1, 1996





                               ANSALDO SIGNAL N.V.

                           CONSOLIDATED BALANCE SHEET
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                       December 31
     Assets                                                                        1997           1996
Current Assets:
     Cash and cash equivalents ............................................     $   4,530      $  11,097
     Receivables - net allowance for doubtful accounts of $1,735 and $2,339        95,689         99,683
     Receivables from parent and affiliates ...............................        15,761         10,471
     Inventory (Note 3) ...................................................        44,771         50,419
     Costs and estimated earnings in excess of billings
        on uncompleted contracts (Note 4) .................................       157,008        160,921
     Prepaid expenses and other current assets ............................        25,646         21,475
                                                                                ---------      ---------
        Total current assets: .............................................       343,405        354,066
Contract receivables - retentions .........................................        13,370         13,553
Property, plant and equipment - net .......................................        54,302         59,250
Intangible assets - net (Note 16) .........................................        33,118         42,377
Deferred tax assets .......................................................         9,653         17,141
Other assets ..............................................................         3,318          1,120
                                                                                ---------      ---------
        Total assets ......................................................     $ 457,166      $ 487,507
                                                                                =========      =========

     Liabilities and Shareholders' Equity
Current liabilities:
     Short term borrowings and current
        obligations under capital leases (Note 6) .........................     $  60,129      $  27,681
     Accounts payable .....................................................        97,844         91,739
     Accounts payable - parent and affiliates .............................         4,465          8,654
     Accrued liabilities ..................................................        24,331         25,284
     Reorganization costs accrued (Note 17) ...............................         4,160         16,600
     Billings in excess of costs and estimated earnings
        on uncompleted contracts (Note 4) .................................        62,672         78,357
                                                                                ---------      ---------
        Total current liabilities .........................................       253,601        248,315
Employee benefits obligations .............................................        21,304         23,937
Other liabilities .........................................................        13,327         15,283
Long-term borrowings and obligations under capital leases (Note 7) ........        34,003         44,100
Payable to parent .........................................................        32,379         30,202
                                                                                ---------      ---------
        Total liabilities .................................................       354,614        361,837
                                                                                ---------      ---------
Shareholders' equity:
     Priority shares, NLG 0.01 par value authorized 100
        shares, no shares issued and outstanding ..........................            --             --
     Common shares, NLG 0.01 par value, authorized 50,000,000
        shares, issued and outstanding 20,448,750 and 20,448,750 ..........           120            120
     Additional paid-in capital ...........................................       139,999        139,999
     Foreign currency translation adjustments .............................       (10,562)          (212)
     Accumulated earnings (deficit) .......................................       (27,005)       (14,237)
                                                                                ---------      ---------
        Total shareholders' equity ........................................       102,552        125,670
Commitments and contingencies .............................................            --             --
                                                                                ---------      ---------
        Total liabilities and shareholders' equity ........................     $ 457,166      $ 487,507
                                                                                =========      =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                               ANSALDO SIGNAL N.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                              Year Ended December 31,
                                                                      1997              1996             1995
Revenue ....................................................    $     318,225       $   353,500      $   299,347
Cost of revenue ............................................          263,274           296,620          236,858
                                                                -------------       -----------      -----------
         Gross profit ......................................           54,951            56,880           62,489
Operating expenses:
     Selling, general and administrative ...................           50,107            47,971           38,829
     Research and development - net ........................            9,953            11,804           11,759
     Acquired in process research and development (Note 1) .               --            15,144               --
     Reorganization (Note 17) ..............................           (1,584)           17,288               --
                                                                -------------       -----------      -----------
         Operating expenses ................................           58,476            92,207           50,588
                                                                -------------       -----------      -----------
         Operating income (loss) ...........................           (3,525)          (35,327)          11,901
Interest expense ...........................................            8,834             6,101            4,562
Other (income) expenses ....................................              (83)             (427)             340
                                                                -------------       -----------      -----------
         Income (loss) before income taxes and equity in net
              earnings (losses) of affiliates ..............          (12,276)          (41,001)           6,999
Provision for (benefit from) income taxes ..................               77            (2,714)           3,508
                                                                -------------       -----------      -----------
         Income (loss) before equity in net
              earnings (losses) of affiliates ..............          (12,353)          (38,287)           3,491
Equity in net earnings (losses) of affiliates (Note 18) ....             (325)             (608)           2,917
                                                                -------------       -----------      -----------
         Net income (loss) .................................     $    (12,678)     $    (38,895)     $     6,408
                                                                 ============      ============      ===========
         Basic and dilutive net income (loss)
              per common share .............................     $      (0.62)     $      (1.90)     $      0.36
                                                                 ============      ============      ===========

     Basic weighted average number
         common shares outstanding .........................       20,488,750        20,488,750       17,990,750
                                                                 ============      ============      ===========

     Dilutive weighted average number
         common shares outstanding .........................       20,488,750        20,488,750       17,990,750
                                                                 ============      ============      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.




                               ANSALDO SIGNAL N.V.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                                 Year Ended December 31,
                                                                            1997           1996          1995
Increase (decrease) in cash and cash equivalents:
   Cash flows from operating activities:
         Net income (loss) ..........................................     $(12,678)     $(38,895)     $  6,408
         Adjustments to reconcile net income to net cash
              provided by (used in) operating activities:
         Depreciation and amortization: .............................       11,526        11,370        10,553
              Deferred income taxes .................................        3,878        (2,310)         (995)
         Equity in net losses (earnings) of affiliates ..............          219           608        (2,917)
              Acquired in process research and development ..........                     15,144             0
         Changes in:
              Receivables ...........................................      (12,949)         (234)        6,631
              Inventory .............................................        2,943        (1,696)       (2,097)
              Other assets ..........................................       (5,704)          257       (10,847)
              Accounts payable ......................................       15,245        (8,336)          293
              Accrued liabilities ...................................        4,259           228        (3,506)
              Reorganization (Note 1) ...............................      (12,440)       16,600             0
              Contracts - net (a) ...................................      (21,144)      (13,537)       (4,598)
                                                                          --------      --------      --------
                  Net cash (used in) provided by operating activities      (26,845)      (20,801)       (1,075)
     Cash flows from investing activities:
         Capital expenditures (b) ...................................       (7,138)       (5,218)      (20,285)
         Acquisition of CSEE (d) ....................................           --         2,581             0
         Net assets purchased .......................................         (344)         (578)         (916)
                                                                          --------      --------      --------
                  Net cash used in investing activities .............       (7,482)       (3,215)      (21,201)
     Cash flows from financing activities:
         Net proceeds from short term borrowings ....................       15,108        16,366         7,052
         Financing by parent company ................................       19,475        26,175        (4,005)
         Proceeds from long term borrowings .........................            0        12,000        15,000
         Payments on long term borrowings ...........................       (5,316)      (22,137)       (1,145)
         Proceeds from (payments on) capital leases .................         (468)         (476)         (224)
                                                                          --------      --------      --------
                  Net cash provided by financing activities .........       28,799        31,928        16,678
Effects of exchange rate changes on cash ............................       (1,039)          (74)          (18)
                                                                          --------      --------      --------
Net increase (decrease) in cash and cash equivalents ................       (6,567)        7,838        (5,616)
Cash and cash equivalents at beginning of period ....................       11,097         3,259         8,875
                                                                          --------      --------      --------
Cash and cash equivalents at end of period ..........................     $  4,530      $ 11,097      $  3,259
                                                                          ========      ========      ========
Interest paid during period .........................................     $  8,586      $  4,487      $  4,197
                                                                          ========      ========      ========
Income taxes paid (refund received) during period (c) ...............     $  1,562      $ (1,107)     $  8,393
                                                                          ========      ========      ========




                               ANSALDO SIGNAL N.V.

                                ($ IN THOUSANDS)

(a) Contract accounting includes costs and estimated earnings in excess of billings, contract receivables - retentions, billings in excess of costs and estimated earnings on uncompleted contracts and accounts payable -retentions.

(b) Not included in capital expenditures in 1995 is $7,536, which is the value of a capital lease.

(c) The line item "Income taxes paid" includes an estimate of taxes that have been paid by the ATR signaling business unit; these payments were allocated to ASF as if it were a separate taxpayer. (See Note 10).

(d)  Supplemental cash flow information

              Acquisition of CSEE

                  Fair value of net assets acquired..............          $ 77,632
                  Stock issued...................................           (18,900)
                  Reduction in parent receivables................           (58,732)
                                                                           ---------
                  Cash paid......................................          $     --
                                                                           ========
                  Cash acquired..................................          $  2,581
                                                                           ========

     The accompanying notes are an integral part of these consolidated financial statements.



                               ANSALDO SIGNAL N.V.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                ($ IN THOUSANDS)


                                                          Foreign
                                         Additional       currency
                                           paid-in       translation   Retained
                             Capital       capital       adjustments   earnings        Total
January 1, 1995 .......     $    108      $ 126,589      $    (75)     $ 18,250      $ 144,872
Net income (loss) .....                                                   6,408          6,408
Translation adjustments           --             --           225            --            225
                            --------      ---------      --------      --------      ---------
December 31, 1995 .....          108        126,589           150        24,658        151,505
Net income (loss) .....                                                 (38,895)       (38,895)
CSEE acquisition ......           12         18,900                                     18,912
Other (1) .............                      (5,490)                                    (5,490)
Translation adjustments           --             --          (362)           --           (362)
                            --------      ---------      --------      --------      ---------

December 31, 1996 .....          120        139,999          (212)      (14,237)       125,670
Net income (loss) .....                                                 (12,678)       (12,678)
Translation adjustments           --             --       (10,350)          (90)       (10,440)
                           ---------      ---------      --------      --------      ---------

December 31, 1997 .....     $    120      $ 139,999      $(10,562)     $(27,005)     $ 102,552
                            ========      =========      ========      ========      =========


(1) The adjustment relates to the SBU contribution discussed at Note 1. The adjustment represents net assets at September 30, 1996 that were not ceded to SBU by ATR on October 1, 1996.

              The accompanying notes are an integral part of these
                       consolidated financial statements.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.   Description of the Business and Capitalization

     Ansaldo Signal N.V. ("the Company," "ASNV," or "Ansaldo Signal") was incorporated on November 13, 1996 in Amsterdam, the Netherlands and is a majority-owned subsidiary of Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of a group of companies controlled by Finmeccanica S.p.A., which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A.

     ASNV was formed upon the merger of Union Switch & Signal Inc. ("US&S") (a majority owned subsidiary of ATR) with a direct wholly-owned subsidiary of ASNV. As a result of the merger, US&S ceased to exist as a separate legal entity and each outstanding share of US&S common stock (9,737,500) was converted into one common share of ASNV. Immediately after the merger described above, ATR contributed the outstanding capital stock of its other railway signaling and automation businesses to ASNV in exchange for 10,711,250 common shares of ASNV.

     The transactions noted above have been treated as a reorganization of companies under common control and, accordingly, have been reflected within the consolidated financial statements as a pooling of interests. As required under the pooling of interests method of accounting, ASNV's historical results reflect the historical results of the companies merged with and contributed to ASNV. The Company's results of operations for the year ended December 31, 1995 and for the first six-months of 1996 reflect the combined operating results of: (i) 100% of US&S; (ii) 100% of Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") - an Italian corporation; (iii) 49% of CS Transport S.A. ("CSEE") - a French corporation;
(iv) 75% of AT Signal Systems AB ("ATSS") - a Swedish corporation and (v) 100% of Ansaldo Trasporti Signaling (Ireland) Ltd. ("ATI") - an Irish limited liability company. Results of operations for the remaining six months of 1996 and for the year ended December 31, 1997 reflect 100% of CSEE.

     The Company markets its products and services to customers in the international rail and mass transit transportation industry segments. The Company is primarily engaged in the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's headquarters are in Schiphol, The Netherlands.

     Business Combinations

     Separate revenue and net income amounts of the merged entities are presented in the following table. Note that the amounts relating to certain reorganization expenses and the elimination of intercompany sales have been allocated to Corporate.

                                                                   Revenue                           Net Income
                                                             1996            1995               1996            1995
USS...............................................       $159,620        $172,467            ($8,469)         $3,624
ATI...............................................          1,470           1,356               (518)             14
ATSS..............................................         14,803          12,025                494           1,075
ASF...............................................        128,037         113,499             (7,399)          1,695
CSEE..............................................         55,215              --            (15,810)             --
Corporate.........................................         (5,645)             --             (7,193)             --
                                                         --------        --------             -------         ------
                                                         $353,500        $299,347           ($38,895)(a)      $6,408
                                                         ========        ========           =========         ======

(a) See footnote 12 for 1996 non-recurring charges of $32,432 for reorganization costs and the write-off of in process research and development costs.

     Signaling Business Unit Contribution

     On October 1, 1996 ATR contributed all of its wholly owned signaling business unit ("SBU") to ASF with the exception of certain contracts and liabilities, thus consolidating all of ATR's railway signaling business and




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



assets in Italy. Under the terms of the contribution, ASF received substantially all of the assets and liabilities under the supervision of SBU at the date of the contribution.

     The consolidated statement of operations includes all revenues and costs directly attributed to SBU including costs for facilities, functions and services used by the business at shared sites and costs for certain functions and services performed by ATR that were directly charged to SBU based upon usage.

     Acquisition of CSEE

     Prior to June 28, 1996, Ansaldo Signal N.V. owned 49% of CSEE and accounted for its investment under the equity method. On June 28, 1996, pursuant to an agreement between ATR and Compagnie des Signaux S.A. ("CS"), CSEE repurchased 604,340 shares of its outstanding shares from CS for $58.7 million As a result of this transaction, ATR increased its interest in CSEE to approximately 80% and contemporaneously with this transaction, CS placed in escrow its remaining shares (201,460) in anticipation of exchanging such shares for a certain number of shares in ASNV. These shares were exchanged for 2,000,000 ASNV common shares in December 1996. The CSEE shares which were held in escrow were considered to be under the control of ATR. The June 28 transactions were accounted for as a purchase. Accordingly, 100% of the results of operations of CSEE have been included in the combined results of ASNV since June 28, 1996.

     The total cost of the transaction to acquire the remaining 51% interest in CSEE was valued at approximately $77.6 million. The net assets acquired from CSEE had a fair value at the time of acquisition of $28.8 million, as well as goodwill and identified intangibles of $48.8 million, of which $15.1 million represents acquired in process research and development. Immediately following the acquisition, the Company wrote-off the acquired in process research and development. The residual goodwill and intangibles are being amortized over 20 years.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Consolidated Financial Statements are expressed in US dollars and have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

     Consolidation

     The Company's wholly-owned subsidiaries are consolidated. All significant intercompany transactions have been eliminated in the consolidated financial statements. Investments in subsidiaries of 20-50% in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method.

     Translation of Financial Statements

     The Company's financial results have been reported in US dollars. When translating local currency based financial statements to US dollars, assets and liabilities are translated at the year-end rate, while income and expenses are translated using the average rate for the year. Translation differences are included as a component of shareholders' equity.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period. Actual results could differ from these estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for contracts.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Contract Revenue and Cost Recognition

     Revenue and expenses of long-term systems contracts are recognized using the percentage-of-completion method of accounting. Under this method, income is recognized as work progresses on the contracts. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's current estimate of total costs to be incurred at contract completion. Revenue from contracts accounted for under the percentage-of-completion method is recognized on the basis of actual costs incurred plus the portion of income earned.

     Contract costs include all direct material, subcontractor costs, and labor costs and those indirect costs related to contract performance. The Company recognizes revenue in amounts equal to costs for certain installation services on the basis of contract segmentation. Selling, general and administrative costs are charged to expense as incurred. Revisions in profit estimates during the period of a contract are reflected in the accounting period in which the revised estimates are made. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

     Contracts are considered complete upon completion of all essential contract work, including support to integrated testing and customer acceptance.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed to customers. These amounts are not yet billable under the terms of the contracts and are recoverable from customers upon various measures of performance.

     Billings in excess of costs and estimated earnings on uncompleted contracts represents billings to customers in excess of earned revenue and advances on contracts.

     Unsigned Change Orders

     The Company records revenue related to unsigned change orders when it is determined that their collection is probable.

     Contract Retentions - Receivables and Payables

     Contract retentions - receivables and payables - arise from the performance of long-term contracts. Approximately $4.7 million of retentions receivable and $1.0 million of retentions payable are estimated to be collected or paid, respectively, in 1998.

     Components Revenue Recognition

     Sales of component parts which are not part of a long term contract are recognized upon shipment of products.

     Inventory

     Inventory is stated at the lower of cost or market, with cost being determined using standard costs, which approximate weighted average actual costs.

     Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Depreciation is provided based on estimated useful asset lives and is computed on a straight-line method for financial reporting. Maintenance and repairs are charged to expense as incurred.

     Intangible Assets

     Intangible assets represent goodwill, purchased research and development and proprietary technology, which comprises patents, drawings and other proprietary information. Intangible assets other than goodwill are being amortized over the economic lives of the assets, generally 8-20 years. Goodwill, which represents the excess of purchase price over the fair value assigned to the net assets purchased, is being amortized over 10-20 years.





                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Earnings Per Share of Common Stock

     Earnings per share is calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128 - "Earnings per Share" (SFAS No. 128). Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Dilutive earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year plus common equivalent shares outstanding if the common equivalent shares are dilutive. Common equivalent shares include dilutive stock options as if the options were exercised and the proceeds used to acquire common stock.

     Basic / dilutive earnings per share for the year ended December 31, 1997, are based upon 20,448,750 common shares outstanding. Basic / dilutive earnings per share for the year ended December 31, 1996, are based upon 20,448,750 common shares outstanding which reflects the one-for one exchange with US&S shareholders (9,737,500) and the issuance of 10,711,250 additional shares, in exchange for 100% of ASF, CSEE, ATI and 75% of ATSS. Basic / dilutive earnings per share for the year ended December 31, 1995, are based upon 17,990,750 common shares outstanding which reflects the one-for-one exchange with US&S shareholders (9,737,500) and the issuance of 8,253,250 common shares to ATR in exchange for all the outstanding shares of ASF and ATI, as well as 75% and 49% of the outstanding shares of ATSS and CSEE, respectively.

     Cash and Cash Equivalents

     Cash and cash equivalents represent funds held in interest-bearing money market accounts with original maturities of 3 months or less.

     Credit Risks

     Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of billed and unbilled receivables. Concentrations of credit risk with respect to billed and unbilled accounts receivable are limited due to the Company's credit evaluation process and obtaining letters of credit to ensure payment from international customers. Historically, the Company has not incurred any significant credit-related losses.

     Financial Instruments

     In managing interest rate exposure, the Company at times enters into interest rate swap agreements. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. In order to hedge foreign currency exposure firm commitments, the Company at times enters into forward foreign exchange contracts primarily related to long-term contracts which are settled in currencies other than the currency in which the costs are incurred. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transaction. The fair values of the Company's financial instruments are estimated based on quoted market prices for the same or similar issues.

     Research and Development - Net

     Research and development expense is net of government grant reimbursements. Research and development efforts that are performed in accordance with contract requirements are included in cost of revenue. Certain government research grants which are repayable in the event that the related research project proves to be successful are recognized in the income statement when the research project has been determined to be unsuccessful and all other conditions for the receipt have been met.






                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3.   Inventory

                                                                                                   December 31,
                                                                                             1997               1996
              Raw materials.......................................................        $25,005            $32,410
              Work-in-process.....................................................         14,028             11,625
              Finished components.................................................          5,738              6,384
                                                                                          -------            -------
              Net Inventory.......................................................        $44,771            $50,419
                                                                                          =======            =======


4.   Costs and Estimated Earnings on Uncompleted Contracts

                                                                                                   December 31,
                                                                                             1997               1996
              Costs incurred on uncompleted contracts.............................     $1,206,219         $1,135,827
              Estimated earnings..................................................        190,081            193,896
                                                                                      -----------         ----------
                                                                                        1,396,300          1,329,723
              Less billings-to-date and advances on contracts.....................     (1,301,964)        (1,247,159)
                                                                                      -----------         ----------
                                                                                      $    94,336         $   82,564
                                                                                      ===========         ==========

     The net amount above is included in the consolidated balance sheet under the following captions:

                                                                                                   December 31,
                                                                                             1997               1996
              Costs and estimated earnings in excess of billings
                  on uncompleted contracts........................................       $157,008           $160,921
              Billings in excess of costs and estimated earnings
                  on uncompleted contracts........................................        (62,672)           (78,357)
                                                                                         --------           --------
                                                                                         $ 94,336           $ 82,564
                                                                                         ========           ========

     At December 31, 1997, there were $15,554 of claims and unsigned change orders that are included in costs and estimated earnings in excess of billings on uncompleted contracts.

     Approximately $13,092 of amounts included in unbilled costs and estimated earnings on uncompleted contracts at December 31, 1997 will be collected after one year.


5.   Property, Plant and Equipment

                                                                                                   December 31,
                                                                                             1997               1996
              Land................................................................         $3,350             $3,218
              Buildings...........................................................         44,829             44,339
              Machinery and equipment.............................................         64,628             76,135
              Construction-in-progress............................................         11,495              5,967
                                                                                         --------           --------
                                                                                         $124,302           $129,659
              Less accumulated depreciation.......................................        (70,000)           (70,409)
                                                                                         --------           --------
                                                                                          $54,302           $ 59,250
                                                                                         ========           ========

     Depreciation expense for the years ended December 31, 1997, 1996, and 1995 was $8,446, $6,635, and $6,090 respectively. Depreciable lives range from 3 to 39 years.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.   Short term Borrowings and Capital Leases

                                                                Currency                          December 31,
                                                                Payable in                   1997               1996
Borrowings (unsecured but with letters of comfort from ATR
and Finmeccanica), by Ansaldo Signal. The interest rate in
effect on December 31, 1997 was 7.00%.......................       US$                     $13,000           $    --

Borrowings (unsecured) under various lines of credit
expiring within one year with interest payable at least
quarterly. The interest rate in effect on December 31,
1997 was between 7.88% and 8.375%...........................       US$                      21,987            11,054

Borrowings (unsecured), in Australia by Union Switch &
Signal Pty. LTD under a revolving credit facility expiring
May 31, 1996, with interest payable quarterly. The interest
rate in effect at December 31, 1996 was 8.01%...............        A$                          --             3,796

Borrowings (unsecured), in Italy by ASF under various
agreements with several Banks, expiring within one year. The interest rate in effect at December 31,1997 was between
8.63% and 11.50%............................................      Lira                       8,945             7,864


Borrowings (unsecured) under various lines of credit
expiring within one year with interest payable at least
quarterly. The interest rate in effect on December 31,
1997 was between 3.88% and 5.91%...........................    Various                      11,433             4,498

Current portion of obligations under
     capital leases.........................................                                   478               469

Current portion of senior notes becoming
     due in 1998............................................                                 4,286                --
                                                                                           -------           -------
     Total short-term borrowings and current
         portion of obligations under capital leases
         and senior notes...................................                               $60,129           $27,681
                                                                                           =======           =======


     The Company had committed and uncommitted lines of credit available at December 31, 1997, of $101.8 million with various banks. The unused portion of the committed and uncommitted lines of credit available at December 31, 1997, totaled $35.6 million after a deduction of $11,232 for commercial and stand-by letters of credit issued under one of the lines. US&S also has a $1,707 letter of credit line available and fully utilized from a bank at December 31, 1997. Certain of these lines are guaranteed by ATR.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   Long term Borrowings and Capital leases

     The carrying value of the Company's long-term debt is considered to approximate fair value based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

                                                                                                   December 31,
                                                                                             1997              1996
         Union Switch & Signal
              Borrowings (unsecured) under revolving credit
              facility terminated as of September 1997............................  $            -  $          5,000

              Senior Notes (unsecured) due 2004, with a
              fixed interest rate of 8%...........................................          30,000            30,000

              Long term obligations under capital leases..........................           8,289             9,100
                                                                                             -----             -----

                  Subtotal .......................................................  $       38,289  $         44,100

              Less current portion of senior notes................................           4,286                 -
                                                                                             -----            ------

                  Total long term borrowings and obligations
                  under capital leases............................................  $       34,003  $         44,100
                                                                                            ======            ======

     Future minimum lease payments under non-cancelable operating leases and capital leases as of December 31, 1997 are as follows:

                                                                                         Operating           Capital
              1998................................................................  $        2,883  $            863
              1999................................................................           2,145               856
              2000................................................................           1,776               856
              2001................................................................           1,579               856
              2002................................................................           1,585               856
              Thereafter..........................................................           3,602             6,929
                                                                                             -----             -----
              Total Minimum Lease Payments........................................  $       13,570  $         11,216
                                                                                            ======
              Amount Representing Imputed Interest................................                            (2,449)
                                                                                                              -------
              Present Value of Future Minimum Lease Payments......................                  $          8,767
              Less Current........................................................                              (478)
                                                                                                                -----
                                                                                                    $          8,289
                                                                                                               =====

     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30,000 at an 8 percent fixed rate. The private placement notes have a ten-year term with principal repayments beginning in 1998. US&S is in default on one of the financial covenants included in the note agreement. A waiver of default has been obtained as of December 31, 1997 and remains valid through the quarter ending September 30, 1998. Management expects to be in compliance with the covenants by December 31, 1998.
     The above debt has been classified as long term because ATR and/or Finmeccanica have agreed to continue to provide sufficient guarantees and/or financing support including refinancing of present debt for the operations of Ansaldo Signal N. V. and its subsidiaries until March 1999. The repayment of any present or future indebtedness to ATR and/or Finmeccanica will not occur if deferral of payment is requested by the Company. Management would request deferral of payment if such payment would result in the company violating any of its current debt covenants.



                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     US&S maintains a $100 million surety bonding facility ($29.3 million outstanding at December 31, 1997) in addition to a $300 million surety bonding facility provided by Finmeccanica (see Note 11).
     The aggregate principal maturities of debt under the present credit arrangements for the periods subsequent to December 31, 1997:

         1998 ...................................................................$  4,286
         1999 ....................................................................  4,286
         2000 ....................................................................  4,286
         2001 ....................................................................  4,286
         2002 ....................................................................  4,286
         Thereafter...............................................................  8,570
                                                                                    -----
                                                                                  $30,000
                                                                                   ======

8.   Employee Benefit Obligations

     Substantially all employees are covered by Government or Company sponsored retirement plans which are funded through payments made by the Company during the employees working career. In some cases, the employee may also contribute to the cost of the plan. However, the Company has no significant post-retirement obligations.

                                                                                          December 31,
                                                                                    1997               1996
         Severance Plan (ASF).....................................................$15,299            $16,392
         Profit Sharing Plan (CSEE)...............................................  3,366              3,564
         Other (US&S).............................................................  2,639              3,981
                                                                                    -----              -----
                                                                                  $21,304            $23,937
                                                                                  =======            =======

     The following is a description of the more significant plans:

     Severance Plan
     ASF has an unfunded plan in accordance with Italian government regulations. The Italian government requires the employer to provide severance pay (Trattamento di fine rapporto - TFR) in amounts equal to annual contributions of 7-8% of a workers annual salary. The amounts accrued become payable upon termination of the individual employee, for any reason, e.g., retirement, dismissal or reduction in work force. Employees are fully vested in the Company contribution after their first year of service.

     Profit Sharing Plan and Other
     CSEE operates a two-tier employee profit sharing plan. The first tier of the plan is mandatory under French law and CSEE is required to contribute an amount of profit after tax based upon a formula. A discretionary second tier to the profit-sharing plan is negotiated under a collective bargaining arrangement.
     US&S has a defined contribution retirement plan (the Plan) under Internal Revenue Code (IRC) Section 401(k) for all full-time employees. Contributions into the Plan are made by employee pre-tax contributions and employer basic and matching contributions.
     The Company has other unfunded plans, including CSEE's pension plan and the US&S post-retirement benefit plan which pays a fixed amount toward medical benefits and provides life insurance benefits. The liabilities and costs related to these plans are not significant.
     The approximate cost of providing all of the above benefits for the years ended December 31, 1997, 1996 and 1995 was $4,000, $4,079 and $4,592
respectively.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   Provision for Income Taxes

     Generally, each subsidiary of the Company is a tax paying entity within its own country. The tax returns of ASF, pre-contribution of SBU to ASF on October 1, 1996, were filed on a separate basis with the government of Italy; however, SBU as a unit of ATR did not have separate income tax returns filed on its behalf, and an estimated provision was calculated based upon the operating results of SBU.
     For 1995 and the nine month period ended September 30, 1996, tax expense has been allocated to SBU by applying the liability approach set forth in SFAS 109 as if it were a separate taxpayer. Under this approach, a tax benefit for income taxes currently refundable is recognized only if a refund could have been realized by SBU had SBU been a separate taxpayer. A tax benefit for future deductible amounts and carry forwards is recognized unless it is more likely than not that such future tax benefit would not be realized if SBU were a separate taxpayer, in which case a tax benefit is recognized only for the amount that is more likely than not to be realized.
     The components of the provision (benefit) for income taxes were as follows:

                                                                                    Year Ended December 31,
                                                                             1997            1996               1995
Current:
         Netherlands............................................     $          -    $          -    $             -
         Other..................................................           (3,801)           (404)             4,503
                                                                           -------           -----             -----
                                                                           (3,801)           (404)             4,503
                                                                           -------           -----             -----

Deferred:
         Netherlands............................................                -               -                  -
         Other..................................................            3,878          (2,310)              (995)
                                                                            -----          -------              -----
                                                                            3,878          (2,310)              (995)
                                                                            -----          -------              -----
         Total provision........................................     $         77    $     (2,714)   $        (3,508)
                                                                               ==          =======            =======

     The provision for (benefit from) income taxes differs from the amount of income tax determined by applying the applicable Netherlands statutory rate to pretax income as a result of the following differences:

                                                                                    Year Ended December 31,
                                                                             1997            1996               1995
         Expected tax at the statutory rate......................    $     (4,448)   $    (14,346)   $         2,575
         Earnings of subsidiaries at rates over 35%..............             121             191                399
         In process research and development.....................               -           5,178                  -
         Loss carryover with no tax benefit......................             206           3,834               (598)
         Non-deductible goodwill.................................           1,614           1,301                810
         Non-deductible reorganization costs.....................             431           2,520                  -
         Change in tax rates.....................................           3,738               -                  -
         Change in valuation reserve.............................           2,902               -                  -
         Change in bad debt reserve..............................            (681)              -                  -
         Grant release...........................................          (1,730)              -                  -
         Other...................................................          (2,076)         (1,392)               322
                                                                           -------         -------               ---
              Total income tax...................................    $         77    $     (2,714)   $         3,508
                                                                               ==          =======             =====




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Components of deferred taxes were comprised of the following:

                                                                                                   December 31,
     Deferred tax assets                                                                     1997               1996
         Contracts................................................................  $       1,797   $          4,320
         Pension and profit sharing...............................................          2,335              1,800
         Accrued expenses and reserves............................................          3,867              4,886
         Goodwill ................................................................          4,647              4,097
         Property, plant and equipment............................................              -              1,338
         Research and development.................................................          2,936              5,460
         Revaluation of assets....................................................          2,206              8,176
         NOL carryforward.........................................................          6,639              2,225
         Tax credits..............................................................            780                  -
         Other    ................................................................            431                524
                                                                                              ---                ---
              Deferred tax assets.................................................         25,638             32,826
         Valuation allowance......................................................         (3,625)              (723)
                                                                                           -------              -----
                                                                                    $      22,013   $         32,103
                                                                                           ======             ======

     Deferred tax liabilities
         Property, plant and equipment............................................  $      (2,924)   $        (2,340)
         Government grants........................................................              -             (3,524)
         Leveraged lease..........................................................           (714)              (675)
         Intangibles..............................................................           (295)              (218)
         Other....................................................................           (962)            (1,181)
                                                                                             -----            -------
              Total deferred tax liabilities......................................  $      (4,895)   $        (7,938)
                                                                                           -------            -------
              Net deferred tax asset and liabilities..............................  $      17,118    $        24,165
                                                                                           ======             ======

     The Company has recorded an adjustment to reduce the net deferred tax balance at December 31, 1997 by $3,738 based principally on changes in the tax laws of Italy. These changes reduced the expected tax benefit to be received in the future relating to net deductions already reported for financial statement purposes but not yet taken for tax purposes.
     The Company has recorded a net increase in the valuation allowance of $2,902, which has been charged to the 1997 tax provision. The increase reflects the Company's expectations about the utilization of certain of its NOL carryforwards before their expiration. Management believes that it will have sufficient taxable income in the future to make it more likely than not that the deferred assets net of the valuation allowance at December 31, 1997 will be realized.
     During 1997, the Company released into taxable income certain government grants whose recognition had been previously deferred. The recognition of income had the effect of reducing the NOL carryforward by $8,008. For income tax reporting purposes, the Company has net operating loss carryforwards that aggregate $18,570 at December 31, 1997. NOL carryforward periods vary from five years to indefinite, and the first NOL carryforwards begin to expire in 2002.
     Estimated provisions for foreign withholding tax have been accrued on unremitted earnings of international subsidiaries at December 31, 1997.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  Related-Party Transactions

     The Company's borrowings from its parent (ATR) are as follows:

                                                                                                   December 31,
                                                                                              1997               1996
         Borrowings by ASF (unsecured); interest rate in
              effect at December 31, 1997 was 12%.................................  $       29,154  $          26,501

              Borrowings by ATSS (subordinated); non-interest bearing.............           1,960              2,250

         Borrowings by ATSS; floating interest rate tied to
              official discount rate in Sweden....................................           1,265              1,451
                                                                                             -----              -----

         Total borrowings from parent Company.....................................  $       32,379  $          30,202
                                                                                            ======             ======

     Borrowings by ASF from the Company's parent (ATR) are for an indefinite period of time.
     The subordinated ATSS loan from the parent company is interest free and is classified in the statutory Financial Statements as a conditional Shareholders Contribution to be repaid upon demand from future available earnings. According to statutory legislation, this loan can be repaid to the parent company under certain conditions after decision at the Annual General Meeting of Shareholders.
     US&S relies on ATR / Finmeccanica for certain financial and management services. Such services include guaranteeing a $300,000 performance bonding facility (of which $119,411 was utilized at December 31, 1997). The Company pays fees to ATR / Finmeccanica for these services. The fees paid are calculated on the basis of the value of credit enhancement. The fee equals 1.0 percent per annum of the aggregate principal amount of credit enhanced by Finmeccanica and
0.50 percent per annum of any bond or letter of credit for which Finmeccanica provides an indemnity. For the years ended December 31, 1997, 1996 and 1995, fees were $204, $271 and $406, respectively.
     ATR / Finmeccanica has provided bid, advance payment, performance and retentions bonding of $165,177 for all subsidiaries of ASNV.
     Management expects ATR / Finmeccanica to continue to be provide these services, to the extent required, at least through 1999.
     SBU, as a division of ATR, obtained virtually all of its head office services, including centralized administrative staff functions, human relations, legal, planning, accounting and central purchasing, from ATR through September 30, 1996. Effective October 1, 1996, ASF entered into agreements with ATR to continue to provide these services as well as to lease space at ATR's facilities through 1997, which term is extended on an annual basis unless terminated by either party. The cost of these services during the three month period ended December 31, 1996 and the year ended December 31, 1997 was $3,200 and $9,989 respectively. The Company anticipates the annual cost of these services to approximate $11,800.
     All of the allocations and estimates in the consolidated statement of operations are based on assumptions that management believes are reasonable under the circumstances. These allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if ASF had been operated as a separate entity; however, management believes the differences, if any, would not be material.
     ASF has been involved in a number of large turnkey projects with ATR. ATR acted as a prime contractor on such projects. The contracts require ATR to provide varied rail products and services, including signaling and automation of the signaling systems. In connection with the SBU contribution, ATR entered into formal subcontract agreements with ASF to continue providing these services on the incomplete contracts. For the years ended December 31, 1997 and 1996, ASF incurred costs on these contracts of some $12,623 and $22,851, respectively, and received revenues on these contracts of some $17,125 and $29,177, respectively.
     In addition, pursuant to an agreement effective as of November 1, 1995 through December 10, 1996, US&S provided management consulting services to ATR. For said services, US&S received a fee of $643 plus reimbursement of expenses.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.  Financial Instruments and Risk Management

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. There were no gains or losses deferred related to foreign currency exchange contracts at December 31, 1997. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote and that such losses would not be material.


12.  Geographic Segments

     The Company operates principally in one industry: the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's operations can be broken down geographically as follows:

                                                                                    Year Ended December 31,
Revenue                                                                    1997            1996               1995
         North America...........................................  $      122,419   $     150,325   $        162,769
         Europe (a)..............................................         185,854         193,880            126,880
         Asia/Pacific............................................           9,952           9,295              9,698
                                                                            -----           -----              -----
         Consolidated............................................  $      318,225   $     353,500   $        299,347
                                                                          =======         =======            =======

                                                                                    Year Ended December 31,
Income (loss) from operations                                                1997            1996               1995
         North America...........................................  $       (7,056)  $      (9,935)  $          9,477
         Europe (a)..............................................           5,413         (18,465)             2,195
         Asia/Pacific............................................          (1,896)            266                229
         Corporate...............................................              14          (7,193)                 0
                                                                               --          -------                 -
         Consolidated............................................  $       (3,525)  $     (35,327)  $         11,901
                                                                           =======        ========            ======

                                                                                    Year Ended December 31,
Identifiable assets                                                          1997            1996               1995
         North America...........................................  $      151,259   $     149,088   $        160,996
         Europe (a)..............................................         296,703         328,355            207,701
         Asia/Pacific............................................           9,204          10,064              9,365
                                                                            -----          ------              -----
         Consolidated............................................  $      457,166   $     487,507   $        378,062
                                                                          =======         =======            =======

     (a) See footnote 1 regarding the acquisition of CSEE.

     In 1996, operating income included non recurring charges of $32,432 related to reorganization costs and the write off of in process research and development costs. These amounts are included in the following geographic areas:

                                                             Reorganization Costs           In process R&D write-off
         North America..........................................  $         4,327                  $               -
         Europe.................................................            5,768                             15,144
         Corporate..............................................            7,193                                  -
                                                                            -----                             ------
         Consolidated...........................................  $        17,288                  $          15,144
                                                                           ======                             ======




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13.  Commitments and Contingencies

     The Company is a party to certain claims on work performed for certain transit authorities and railroads, and in the opinion of management, ultimate settlement of these claims will not have a material adverse effect on the results of operations or the financial position of the Company.


14.  Priority Shares and Option Agreement

     The Company and ATR have entered into an Option Agreement (the "Option Agreement") pursuant to which the Company has granted ATR an option to purchase all of the authorized Priority Shares of the Company for a price equal to the aggregate par value of such shares. The option granted to ATR pursuant to the Option Agreement may only be exercised in the event that an unrelated party acquires or announces a tender offer for 20% or more of the Company's outstanding common shares.
     In the event that ATR acquires the Priority Shares, ATR would be entitled under the Company's Articles of Association to nominate the members of the Supervisory Board and the Management Board. Such nominations would bind the holders of common shares unless the holders of two-thirds or more of the common shares voted to make nominations non-binding. If ATR acquires the Priority Shares and still holds at least one-third of the outstanding common shares, it will be able to make a binding nomination of the members of the Supervisory Board and the Management Board. Pursuant to the Option Agreement ATR has agreed that in the event it acquires the Priority Shares and subsequently its holdings of common shares fall below 25% of the outstanding common shares, the Company may repurchase the Priority Shares for no consideration.


15.  Stock Option Plan

     In 1996, the Management and Supervisory Boards of the Company approved a Long-Term Stock Incentive Plan (the Incentive Plan). The Incentive Plan is intended to (i) provide incentives and rewards to selected employees of the Company; (ii) assist the Company in attracting, retaining and motivating employees with experience and ability; and (iii) make the Company's compensation program competitive with those of other employers. An aggregate of 1,000,000 common shares has been reserved for issuance under the Incentive Plan.
     The following table summarizes all stock option activity in 1997 and 1996.

                                                         1996                                           1997

                                                              Weighted                                      Weighted
                                                               Average                                       Average
                                                              Exercise                                      Exercise
                                                Shares           Price                        Shares           Price
Outstanding at beginning of year                      -                                      294,000           $7.50
Granted                                        294,000           $7.50                        20,000           $7.50
                                               -------
Forfeited                                            -           $7.50                      (145,500)          $7.50
                                               -------                                      ---------
Outstanding at end of year                     294,000           $7.50                       168,500           $7.50
                                               =======                                       =======
Options exercisable at year end                      -                                        17,600           $7.50
                                               =======                                        ======
Weighted-average fair value of
     options granted during the year                   Less than $7.50                               Less than $7.50

     Of these options, 17,600 became exercisable in 1997 and 150,900 become exercisable in 1999.
     In 1996, the Company adopted SFAS No. 123, Accounting for Stock -Based Compensation, and elected to continue to account for such compensation under the provisions of APB 25. Therefore, no compensation




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

costs have been recognized for the stock. Had the Company elected to account for stock-based compensation under the provisions of SFAS 123, the effect on net income and basic / dilutive earnings per share would not have been material; accordingly, pro forma disclosures have not been included.


16.  Goodwill, Technology and Other Intangible Assets

     Goodwill, technology and other intangibles net of accumulated amortization consisted of the following:

                                                                                                  December 31,
                                                                                             1997               1996
         Goodwill................................................                   $      28,785   $         40,698
         Technology..............................................                          11,675             13,465
         Other...................................................                           3,424              7,177
                                                                                            -----              -----
                                                                                    $      43,884   $         61,340
         Less Accumulated amortization...........................                         (10,767)           (18,963)
                                                                                          --------           --------
                                                                                    $      33,117   $         42,377
                                                                                           ======             ======

     The amortization expense for the years ended December 31, 1997, 1996 and 1995 was $3,080, $4,551 and $3,867 respectively.


17.  Reorganization Charges

     The Company recorded restructuring charges of $10,095 in 1996 related to the rationalization of certain of the operations of the individual companies to take advantage of the Company's new world-wide organization. As of December 31, 1997, $4,160 of this reserve has not yet been spent. The charge relates primarily to involuntary separation and severance benefits related to displaced employees. The involuntary separation and severance benefits relate primarily to US&S's management employees whose positions have been eliminated and / or did not relocate from US&S's headquarters in Columbia, South Carolina to Pittsburgh, Pennsylvania and to employees of ASF working at the Company's facilities in Italy, as well as the elimination of redundant product lines.
     Costs of $7,193 incurred and accrued in 1996 to effect a combination accounted for by the pooling of interests method are also included as reorganization charges. (See Note 1). During 1997 costs of $1,584 were reversed, related to estimated costs which never materialized or were overestimated, (no costs remain as of December 31, 1997) which resulted in net cost of $5,609 to effect the combination accounted for by the pooling of interests method.


18.  Pro Forma Statement of Operations (unaudited)

     The following pro forma statements of operations give effect to the acquisition by Ansaldo Signal of 100% of CSEE as if such acquisition occurred on January 1, 1995.




                               ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        PRO FORMA STATEMENT OF OPERATIONS
                                ($ IN THOUSANDS)
                          Year Ended December 31, 1995

                                                                                                           Pro Forma
                                                          Combined                                          Combined
                                                           Ansaldo             CSEE                             ASNV
Combined Statement of Operations:                           Signal        Transport     Adjustments        Unaudited
Revenue............................................  $     299,347    $      94,109   $           -    $     393,456
Cost of revenue....................................        236,858           67,792               -          304,650
                                                           -------           ------         -------          -------
              Gross profit.........................         62,489           26,317               -           88,806
                                                            ------           ------         -------           ------
Operating expenses:
         Selling, general and administrative.......         38,829           16,146           1,684    (1)    56,659
         Research and development - net............         11,759            4,965               -           16,724
                                                            ------            -----        --------           ------
              Operating expenses...................         50,588           21,111           1,684           73,383
                                                            ------           ------           -----           ------
              Operating income (loss)..............         11,901            5,206          (1,684)          15,423
Interest expense...................................          4,562              262                            4,824
Other (income) expenses............................            340           (4,460)          3,697    (2)      (423)
                                                               ---           -------          -----             -----
              Income (loss) before income taxes
                  and equity in net earnings (losses)
                  of affiliates....................          6,999            9,404          (5,381)          11,022
Provision for (benefit from) income taxes..........          3,508            3,027          (1,146)           5,389
                                                             -----            -----          -------           -----
         Income (loss) before equity in net
              earnings (losses) of affiliates......          3,491            6,377          (4,235)           5,633
Equity in net earnings (losses) of affiliates......          2,917             (424)         (2,917)   (3)      (424)
                                                             -----             -----         -------            -----
              Net income (loss)....................  $       6,408    $       5,953   $      (7,152)   $       5,209
                                                             =====            =====          =======           =====

                                              Year Ended December 31, 1996
                                                                                                           Pro Forma
                                                          Combined              (A)                         Combined
                                                           Ansaldo             CSEE                             ASNV
Combined Statement of Operations:                           Signal        Transport     Adjustments        Unaudited
Revenue............................................  $     353,500    $      34,534   $           -    $     388,034
Cost of revenue....................................        296,620           24,162               -          320,782
                                                           -------           ------           -----          -------
         Gross profit..............................         56,880           10,372               -           67,252
                                                            ------           ------           -----           ------
Operating expenses:
         Selling, general and administrative.......         47,971            7,618             842    (1)    56,431
         Research and development - net............         11,804            2,578                           14,382
         Acquired in process research
              and development......................         15,144                                            15,144
         Reorganization............................         17,288                -               -           17,288
                                                            ------         --------           -----           ------
              Operating expenses...................         92,207           10,196             842          103,245
                                                            ------           ------             ---          -------
              Operating income (loss)..............        (35,327)             176            (842)         (35,993)
Interest expense...................................          6,101              176                            6,277
Other (income) expenses............................           (427)          (1,211)          1,111    (2)      (527)
                                                              -----          -------          -----             -----
              Income (loss) before income taxes
                  and equity in net earnings (losses)
                  of affiliates....................        (41,001)           1,211          (1,953)         (41,743)
Provision for (benefit from) income taxes..........         (2,714)           1,270            (344)          (1,788)
                                                            -------           -----            -----          -------
              Income (loss) before equity in net
                  earnings (losses) of affiliates..        (38,287)             (59)         (1,609)         (39,955)
Equity in net earnings (losses) of affiliates......           (608)             (58)             59    (3)      (607)
                                                              -----             ----             --             -----
              Net income (loss)....................  $     (38,895)   $        (117)  $      (1,550)   $     (40,562)
                                                           ========            =====         =======         ========
(A) First six months of 1996.




                               ANSALDO SIGNAL N.V.

1. Recognition of goodwill expense on goodwill recognized and amortization expense on technology acquired in the purchase of CSEE.

     The transactions to increase the value of the Company's holdings in CSEE from 49% to 100% are considered under US GAAP to qualify as a step purchase transaction. As such, the excess of the purchase price over the fair market value of the assets acquired of $20,115 is accounted for as goodwill and is being amortized over 20 years. Additionally, the technology acquired in the transaction of $13,560 is being amortized over 20 years.

2.   Elimination of interest income derived from CSEE investments.

     The statement of operations includes $3,697 and $1,111 of interest income derived from CSEE investments held throughout the first six months of 1996 and all of 1995. If the transaction had occurred as of January 1, 1995, these investments would have been liquidated to allow CSEE to repurchase the outstanding shares of CS. The interest income, calculated at the average rate received by CSEE in the respective periods, and the related tax expense, calculated at the average rate for CSEE, have been eliminated.

3. Elimination of investment in CSEE and related equity in net income of CSEE. Prior to the merger, the Company's financial statements included 49% of CSEE net income within the statement of operations. The pro forma statement of operations eliminates the amount of equity income of CSEE to allow consideration of 100% of CSEE net income and assets and liabilities within the pro forma combined financial statements of Ansaldo Signal.









                               Ansaldo Signal N.V.
                               World Trade Center
                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands
                                 +31 20 3012326





                               ANSALDO SIGNAL N.V.

Board of Directors                                          Officers

Alberto Rosania, Chairman                                   James N. Sanders(2)
First Vice President, Strategic Finance,                    Managing Director & Chief Executive Officer
Finmeccanica S.p.A.
                                                            Ferdinando Camurri
Eugenio Angeli(1)                                           Vice President, European Infrastructure Projects
Director, Ansaldo Trasporti S.p.A.
                                                            Georges Dubot
Giuseppe Bono                                               Vice President, French Region
Senior Vice President, Finmeccanica S.p.A.                  Managing Director, CSEE Transport S.A.

Luciano Cravarolo                                           Anthony A. Florence
President, Ansaldo Trasporti S.p.A.                         Vice President, Corporate & Investor Relations

Francesco Festa                                             Lyle K. Jackson
Chief Counsel, Ansaldo                                      Vice President, Australasian Region
                                                            Managing Director, Union Switch & Signal Pty. Ltd.
Edward Riddett(1)
Retired President,                                          Joseph A. Kirby
Chief Executive Officer & Chairman,                         Vice President & Chief Financial Officer
Transcontrol Corporation
                                                            Marco Mantero
Yazid Sabeg                                                 Vice President, Italian Region
Chief Executive Officer and Director,                       Managing Director & Chief Executive Officer,
Compagnie des Signaux S.A.                                  Ansaldo Segnalamento Ferroviario S.p.A.

Joel A. Smith, III(1)                                       Richard D. Moss
President, NationsBank Carolinas                            Treasurer

(1)Audit Committee                                          Robert D. Pascoe
(2)Management Board                                         Vice President, Products & Technology Processes

                                                            Gary Ryker
                                                            Vice President, North American Region
                                                            President & Chief Executive Officer,
                                                            Union Switch & Signal Inc.





                              ANSALDO SIGNAL N.V.

Shareholder Information


Annual General Meeting

The Annual General Meeting of Shareholders will be held on Tuesday, April 14, 1998 at noon at:
         World Trade Center
         Schiphol Boulevard 267
         1118 BH Schiphol
         The Netherlands


Stock Data

Ansaldo Signal N.V. common stock trades on the NASDAQ National Market System under the symbol: ASIGF.

The Company's common stock began trading on December 11, 1996. As of February 20, 1998, there were approximately 2,300 shareholders of record of the Company's common stock.

The Company has never paid a cash dividend with respect to its common stock and does not intend to pay cash dividends in the foreseeable future.

The following table sets forth the range of high and low closing sales prices for the Company's common stock for each of the periods indicated:

Fiscal Year Ended December 31, 1997:
                           High             Low
First Quarter              $7.750           $6.250
Second Quarter             $6.750           $4.375
Third Quarter              $5.500           $3.750
Fourth Quarter             $5.500           $3.125


Investor Information

Security analysts and investors seeking information about the company may write or call:
         Anthony A. Florence
         Ansaldo Signal N.V.
         c/o Union Switch & Signal Inc.
         1000 Technology Drive
         Pittsburgh, Pennsylvania 15219
         United States
         +1 412-688-2102


Shareholder and Proxy Information

Shareholders should vote, sign and return their proxies promptly to ensure their shares are represented at the Annual Meeting. Proxy materials have already been mailed to shareholders of record. Shareholders with questions about their accounts should write to the transfer agent at the address below.


Transfer Agent

SunTrust Bank, Atlanta
P.O. Box 4625
Mail Code 008
Atlanta, Georgia 30302
United States
+1 800-568-3476

or

ABN Amro Bank
Strawinskylaan 3105
7th Floor
P.O. Box 1469
1000 BL Amsterdam
The Netherlands
Attn: Theo Spijkerman
+31 20 4064424



Financial Publications

For copies of financial publications, write or call:
         David Knight
         Ansaldo Signal N.V.
         c/o Union Switch & Signal Inc.
         1000 Technology Drive
         Pittsburgh, Pennsylvania 15219
         United States
         +1 412-688-2439


Corporate Headquarters

Effective April 1998, the company maintains its headquarters at:
         World Trade Center
         Schiphol Boulevard 267
         1118 BH Schiphol
         The Netherlands
         +31 20 3012326





                              ANSALDO SIGNAL N.V.

                                 Ansaldo Signal
                    A Finmeccanica/Ansaldo Affiliated Company







                              ANSALDO SIGNAL N.V.